
10013605

THIS FORM CB CONTAINS 42 PAGES TOTAL

PAGE 1

5 - 85774


RECEIVED
NOV 17 2010
OFFICE OF THE SECRETARY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Cadbury Schweppes Finance p.l.c.
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Cadbury Schweppes Finance p.l.c.
(Name of Person(s) Furnishing Form)

£300,000,000 5.375 per cent. Notes due December 2014 (ISIN: XS0417033007)
£350,000,000 7.25 per cent. Notes due July 2018 (ISIN: XS0377058614)
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Cadbury Schweppes Finance p.l.c.
Cadbury House
Sanderson Road
Uxbridge
Middlesex UB8 1DH
United Kingdom
Attn: Tom Jack
Telephone: +44 18 9561-5000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 16, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

The following documents are attached as exhibits to this Form CB:

Exhibit Number	
99.1	Consent Solicitation Memorandum dated November 16, 2010
99.2	UK Press Release dated November 16, 2010

Item 2. Informational Legends.

The required legends have been included in prominent portions of the Exhibit 99.1 referred to in Item 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III — CONSENT TO SERVICE OF PROCESS

The Company is submitting to the Securities and Exchange Commission, concurrently with the furnishing of this Form CB, a Form F-X executed by the Company and the agent for service of process.

[*Signature page follows.*]

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

TE JACK, DIRECTOR

(Name and Title)

November 16, 2010

(Date)

IMPORTANT NOTICE

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the attached Consent Solicitation Memorandum, whether received by e-mail or otherwise received as a result of electronic communication, and you are therefore advised to read this disclaimer page carefully before reading, accessing or making any other use of the attached Consent Solicitation Memorandum. By accessing the attached Consent Solicitation Memorandum, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from Cadbury Schweppes Finance p.l.c. (the **Company**), Barclays Bank PLC or The Royal Bank of Scotland plc (the **Solicitation Agents**) or Lucid Issuer Services Limited (the **Tabulation Agent**).

THIS DOCUMENT HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FOREIGN, UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OF ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE.

Confirmation of Your Representation: By receiving the attached Consent Solicitation Memorandum, you are deemed to have confirmed to the relevant Solicitation Agent or the Tabulation Agent, being the sender of the attached Consent Solicitation Memorandum, that:

(a) you are a holder or a beneficial owner of certain of the Notes issued by the Company and described on the following page;

(b) you are not a person to or from whom it is unlawful to send the attached Consent Solicitation Memorandum or to solicit consents in respect of the Proposals described herein, under applicable laws; and

(c) you consent to delivery of the Consent Solicitation Memorandum by electronic transmission.

The attached Consent Solicitation Memorandum has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently none of the Company, Kraft Foods Inc. (the **New Issuer**), the Solicitation Agents, the Tabulation Agent, The Law Debenture Trust Corporation p.l.c. (the **Trustee**), any person who controls, or is a director, officer, employee or agent of, any of the Company, the New Issuer, the Solicitation Agents, the Tabulation Agent, the Trustee and any affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Consent Solicitation Memorandum distributed to you in electronic format and the hard copy version available to you on request from the Solicitation Agents or the Tabulation Agent.

You are reminded that the attached Consent Solicitation Memorandum has been delivered to you on the basis that you are a person into whose possession the Consent Solicitation Memorandum may lawfully be delivered in accordance with the laws of the jurisdiction in which you are located and you may not nor are you authorised to deliver this Consent Solicitation Memorandum to any other person.

Notice to U.S. Investors:

The Proposals described herein relate to the securities originally issued by a foreign company. The Proposals are subject to disclosure requirements of a foreign country that are different from those of the United States. Certain financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. securities laws, since the Company (being the original issuer of the Notes) is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Company or the New Issuer may purchase securities described herein in open market or privately negotiated purchases.


RECEIVED
NOV 17 2010
OFFICE OF THE SECRETARY

CONSENT SOLICITATION MEMORANDUM dated 16 November 2010

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

This Consent Solicitation Memorandum contains important information which should be read carefully before any decision is made with respect to either Proposal (as defined below). If you are in doubt as to the action you should take, you are recommended to seek your own financial advice, including in respect of any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to vote in respect of a Proposal. None of the Company, the New Issuer, the Solicitation Agents, the Tabulation Agent, any of the Paying Agents or the Trustee makes any recommendation as to whether or not or how holders of Notes should vote in respect of the Proposals. Capitalised terms not otherwise defined on this page have the meaning given in "*Definitions*".

The distribution of this Consent Solicitation Memorandum in certain jurisdictions may be restricted by law, and persons into whose possession this Consent Solicitation Memorandum comes are requested to inform themselves about, and to observe, any such restrictions.

Notice to U.S. Investors: The Proposals described herein relate to the securities originally issued by a foreign company. The Proposals are subject to disclosure requirements of a foreign country that are different from those of the United States. Certain financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. securities laws, since the Company (being the original issuer of the Notes) is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Company or the New Issuer may purchase securities described herein in open market or privately negotiated purchases.

Proposals by

CADBURY SCHWEPPES FINANCE p.l.c.

(incorporated with limited liability in England and Wales)

(the **Company**)

to the holders of its

£300,000,000 5.375 per cent. Notes due December 2014 (ISIN: XS0417033007; the **2014 Notes**) and

£350,000,000 7.25 per cent. Notes due July 2018 (ISIN: XS0377058614; the **2018 Notes**)

(each a **Series** and together the **Notes**)

The Company is inviting holders of the Notes of each Series (together the **Noteholders**) to approve, by separate Extraordinary Resolutions pursuant to the terms and conditions of each Series (the **Conditions**) and the Trust Deed (as defined below), proposals (each a **Proposal** and together the **Proposals**) to (a) modify the Conditions of each Series by (i) the substitution of Kraft Foods Inc. (the **New Issuer** or **Kraft Foods**) in place of each of the Company (as primary obligor) and Cadbury Schweppes Investments Limited (formerly known as Cadbury Schweppes Investments plc) (**CSI**) and Cadbury Holdings Limited (**Cadbury Holdings**) (each as a guarantor), (ii) the release and discharge of each of the Company, CSI and Cadbury Holdings from all of their respective obligations in respect of the Notes, and (iii) the conversion of the form of each Series from being obligations in bearer form to registered form, and (b) make certain consequential amendments to the Conditions, the Trust Deed and the Agency Agreement (as defined below), all as more fully described in this Consent Solicitation Memorandum. See "*The Consent Solicitation – Background to the Proposals*" and "*- The Proposals*".

In relation to each Series, the Company will pay to each Noteholder from whom a valid Electronic Voting Instruction is received by the Tabulation Agent before 5.00 p.m. (London time) on 26 November 2010 (the **Consent Fee Deadline**) (and is not revoked before the Consent Fee Deadline or otherwise in the limited circumstances in which revocation is allowed) an amount of £3.50 for each £1,000 in nominal amount of the Notes (the **Consent Fee**) the subject of such Electronic Voting Instruction, subject to (a) the passing of the Extraordinary Resolution relating to the relevant Series and (b) the execution and delivery of the Supplemental Trust Deed in respect of the relevant Series by the Company, the New Issuer and the Trustee (as defined below). Execution and delivery of the Supplemental Trust Deed in respect of each Series will be conditional upon satisfaction or waiver of the Implementation Condition (as defined herein). Where payable, the Company will pay the Consent Fee for any such received (and not revoked) Electronic Voting Instructions, to the person who is the Noteholder on the relevant Approval Date, by no later than the fifth Business Day following the execution and delivery of the Supplemental Trust Deed. The Consent Fee will be paid as consideration for the Noteholders' approval of the relevant Proposal. It is a term of each Proposal that Electronic Voting Instructions received prior to the Consent Fee Deadline may be revoked at any time before the Consent Fee Deadline, but thereafter Electronic Voting Instructions received prior to the Consent Fee Deadline shall be irrevocable, including for any adjourned Meeting, except in the limited circumstances described herein. Only Noteholders who deliver, or arrange to have delivered on their behalf, valid Electronic Voting Instructions in respect of the relevant Proposal before the Consent Fee Deadline in accordance with the terms of this Consent Solicitation Memorandum (which instructions are not revoked before the Consent Fee Deadline or otherwise in the limited circumstances in which revocation is allowed) will be eligible to receive the Consent Fee.

The Notice convening the meetings of Noteholders of each Series, the first of which (in respect of the 2014 Notes) will start at 10.00 a.m. (London time) on 15 December 2010, with the meeting in respect of the 2018 Notes being held 10 minutes thereafter or after the completion of the preceding meeting (whichever is later), in each case at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, United Kingdom, at which the Extraordinary Resolutions to approve the Proposals will be considered and, if thought fit, passed, has been given to Noteholders in accordance with the Conditions. The form of the Notice is set out in this Consent Solicitation Memorandum. See "*Form of Notice of Meetings*". Noteholders who wish to receive the Consent Fee must deliver to the Tabulation Agent, through the Clearing Systems, or arrange to have delivered on their behalf, valid Electronic Voting Instructions in respect of the relevant Proposal before the Consent Fee Deadline. Noteholders who wish to attend and vote at the relevant Meeting in person must take action before the Final Voting Deadline. However, such Noteholders who attend and vote at the relevant Meeting in person will not be eligible to receive the Consent Fee.

Solicitation Agents

BARCLAYS CAPITAL **THE ROYAL BANK OF SCOTLAND**

The Company accepts responsibility for the information contained in this Consent Solicitation Memorandum. To the best of the knowledge of the Company (having taken all reasonable care to ensure that such is the case) the information contained in this Consent Solicitation Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

The delivery or distribution of this Consent Solicitation Memorandum shall not under any circumstances create any implication that the information contained in this Consent Solicitation Memorandum is correct as of any time subsequent to the date of this Consent Solicitation Memorandum or that there has been no change in the information set out in this Consent Solicitation Memorandum or in the affairs of the Company or the New Issuer.

This Consent Solicitation Memorandum does not constitute a solicitation in any circumstances in which such solicitation is unlawful. No person has been authorised to make any recommendation on behalf of the Company, the New Issuer, the Solicitation Agents, the Tabulation Agent, any of the Paying Agents or the Trustee as to whether or how Noteholders should vote in respect of either Proposal. No person has been authorised to give any information, or to make any representation in connection with the Proposals, other than those contained in this Consent Solicitation Memorandum. If made or given, such recommendation or any such information or representation must not be relied upon as having been authorised by the Company, the New Issuer, the Solicitation Agents, the Tabulation Agent, any of the Paying Agents, the Trustee or any of their respective agents. The Solicitation Agents, the Tabulation Agent and the Paying Agents are the agents of the Company and owe no duty to any holder of the Notes.

This Consent Solicitation Memorandum is only issued to and directed at Noteholders for the purposes of the Proposals. No other person may rely upon its contents, and it should not be relied upon by Noteholders for any other purpose.

Each Solicitation Agent may, to the extent permitted by applicable law, have or hold a position in the Notes and make, or continue to make, a market in, or vote in respect of, or act as principal in any transactions in, or relating to, or otherwise act in relation to, the Notes. Each Solicitation Agent may also (i) deliver Electronic Voting Instructions or attend and vote at a Meeting or otherwise make arrangements to be represented at a Meeting for its own account and (ii) deliver Electronic Voting Instructions or attend and vote at a Meeting or otherwise make arrangements to be represented at a Meeting on behalf of other Noteholders.

Neither the Solicitation Agents nor the Trustee make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this Consent Solicitation Memorandum. Nothing contained in this Consent Solicitation Memorandum is, or shall be relied upon as, a promise or representation by the Solicitation Agents or the Trustee as to the past, present or future. The Company and the New Issuer have furnished the information contained in this Consent Solicitation Memorandum. Neither the Solicitation Agents nor the Trustee have independently verified the information contained herein (financial, legal or otherwise) on Noteholders' behalf nor do they assume any responsibility for the accuracy or completeness of any such information.

Noteholders having questions regarding any Proposal or Extraordinary Resolution can contact the Solicitation Agents, whose contact details appear on the last page of this Consent Solicitation Memorandum.

Unless the context otherwise requires, all references in this Consent Solicitation Memorandum to **Noteholders** or **holders of Notes** include:

(i) each person who is shown in the records of Euroclear Bank S.A./N.V. (**Euroclear**) or Clearstream Banking, société anonyme (**Clearstream, Luxembourg** and, together with Euroclear, the **Clearing Systems** and each a **Clearing System**) as a holder of the relevant Notes (also referred to as **Direct Participants** and each a **Direct Participant**); and

(ii) each beneficial owner of the relevant Notes holding such Notes, directly or indirectly, in an account in the name of a Direct Participant acting on such beneficial owner's behalf,

except that for the purposes of the payment of any Consent Fee, to the extent the beneficial owner of the relevant Notes is not a Direct Participant, such Consent Fee will only be paid to the relevant Direct Participant and the payment of the Consent Fee to such Direct Participant will satisfy the obligations of the Company in respect of such Consent Fee.

All references in this Consent Solicitation Memorandum to **U.S. dollars** and **$** refer to the currency of the United States of America and to **£** and **Pounds Sterling** refer to the currency of Great Britain.

FORWARD-LOOKING STATEMENTS

This Consent Solicitation Memorandum contains forward-looking statements. Words such as "expects", "goals", "plans", "believes", "continues", "may", "will", and variations of such words and similar expressions are intended to identify such forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements made regarding expected future operating performance, projected growth, expected synergies from the acquisition of the Cadbury group by the New Issuer and other events or developments that the Company and/or the New Issuer expect or anticipate will occur in the future and statements expressing general views about future operating results. These forward-looking statements are subject to a number of important factors that could cause the Company's and/or the New Issuer's actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, increased competition, pricing actions, continued volatility in commodity costs, increased costs of sales, the Company's and/or the New Issuer's indebtedness and their ability to pay their indebtedness, risks from operating globally, the New Issuer's failure to successfully execute in emerging markets, the New Issuer's failure to integrate successfully and recognise the synergies from its combination with Cadbury and tax law changes. Noteholders should also note the risk factors, as they may be amended from time to time, set forth in the New Issuer's filings with the U.S. Securities and Exchange Commission (the **SEC**), including the New Issuer's most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, each of which is incorporated by reference into this Consent Solicitation Memorandum. (See "*Documents Incorporated by Reference*" below.) The Company and the New Issuer disclaim and do not undertake any obligation to update or revise any forward-looking statement in this Consent Solicitation Memorandum except as required by applicable law or regulation.

TABLE OF CONTENTS

1 DEFINITIONS

Capitalised terms used but not defined in this Consent Solicitation Memorandum shall, unless the context otherwise requires, have the meanings set out in the Trust Deed, the Agency Agreement and/or the Conditions.

2014 Notes	The Company's £300,000,000 5.375 per cent. Notes due December 2014 (ISIN: XS0417033007)
2018 Notes	The Company's £350,000,000 7.25 per cent. Notes due July 2018 (ISIN: XS0377058614)
ABI	Association of British Insurers
Agency Agreement	The amended and restated agency agreement dated 24 June 2008, made between the Company, Cadbury Holdings, CSI, the Paying Agents and the Trustee in relation to the £5,000,000,000 Euro Medium Term Note Programme of the Company and CSI
Amended and Restated Final Terms	The amended and restated final terms relating to each Series, as referred to in the Extraordinary Resolutions
Approval Date	In relation to an Extraordinary Resolution, the date on which such Extraordinary Resolution is duly passed
Business Day	A day other than a Saturday or a Sunday, on which banks generally are open for business in London and New York
Cadbury	Cadbury Limited (formerly known as Cadbury plc)
Cadbury Holdings	Cadbury Holdings Limited
Clearing Systems	Euroclear and Clearstream, Luxembourg
Clearstream, Luxembourg	Clearstream Banking, société anonyme
Company	Cadbury Schweppes Finance p.l.c.
Conditions	The terms and conditions of each Series
Consent Fee	In relation to each Series, a cash payment by the Company to each Noteholder from whom a valid Electronic Voting Instruction is received by the Tabulation Agent before the Consent Fee Deadline (and is not revoked before the Consent Fee Deadline or otherwise in the limited circumstances in which revocation is allowed) of an amount of £3.50 for each £1,000 in nominal amount of the Notes the subject of such Electronic Voting Instruction, subject to (a) the passing of the Extraordinary Resolution in respect of the relevant Series and (b) the execution and delivery of the Supplemental Trust Deed in respect of the relevant Series by the Company, the New Issuer and the Trustee. Execution and delivery of the Supplemental Trust Deed in respect of each Series will be conditional upon satisfaction or waiver of the Implementation Condition. The Consent Fee will be paid as consideration for the Noteholders' approval of the relevant Proposal. Only Noteholders who deliver, or arrange to have delivered on their behalf, valid Electronic Voting Instructions in respect of the relevant Proposal before the Consent Fee Deadline in accordance with the terms of this Consent Solicitation Memorandum (which instructions are not revoked before the Consent Fee Deadline or otherwise in the limited circumstances in which revocation is allowed) will be eligible to receive the Consent Fee
Consent Fee Deadline	5.00 p.m. (London time) on 26 November 2010
CSI	Cadbury Schweppes Investments Limited (formerly known as Cadbury Schweppes Investments plc)

Direct Participant	Each person who is shown in the records of Euroclear or Clearstream, Luxembourg as a holder of the Notes
Electronic Voting Instruction	The Electronic Voting Instruction which must be delivered by each Direct Participant through the relevant Clearing System to the Tabulation Agent, instructing the Principal Paying Agent that the vote(s) attributable to the Notes the subject of such Electronic Voting Instruction should be cast in a particular way in relation to the relevant Extraordinary Resolution, which instructions shall form part of a block voting instruction to be issued by the Principal Paying Agent in relation to the relevant Meeting
Euroclear	Euroclear Bank S.A./N.V.
Extraordinary Resolution	In respect of each Series, the Extraordinary Resolution relating to the relevant Proposal, as set out in the Notice
Final Voting Deadline	48 hours before the time appointed for the relevant Meeting (or any adjourned such Meeting)
Implementation Condition	The condition that the Extraordinary Resolutions are passed in respect of both Series (subject to the right of the New Issuer, in its sole and absolute discretion, to waive such condition).
Kraft Foods	Kraft Foods Inc.
Longstop Date	28 January 2011.
Meeting	In respect of each Series, the meeting of Noteholders convened by the Notice, to be held at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, United Kingdom on 15 December 2010 at the time specified in the Notice and, where the context permits, any adjourned such meeting, in each case to consider and, if thought fit, pass the Extraordinary Resolution in respect of the relevant Proposal. See "*Form of Notice of Meetings*"
New Issuer	Kraft Foods Inc.
Notes	The 2014 Notes and the 2018 Notes
Noteholders	The holders of the Notes
Notice	The notice dated 16 November 2010 convening the Meetings, as set out in "*Form of Notice of Meetings*"
Notifying News Service	Such recognised financial news service or services (e.g. Reuters/Bloomberg) as selected by the Company
Paying Agents	The Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A.
Principal Paying Agent	The Bank of New York Mellon as issuing and principal paying agent and agent bank in respect of the Notes under the Agency Agreement
Proposal	In respect of each Series, the invitation by the Company to holders of such Series to approve, by Extraordinary Resolution, (a) the modification of the Conditions by (i) the substitution, by way of novation, of the New Issuer in place of each of the Company (as primary obligor) and CSI and Cadbury Holdings (each as a guarantor); (ii) the release and discharge of each of the Company, CSI and Cadbury Holdings from all of their respective obligations in respect of the Notes; and (iii) the conversion of the form of

	such Series from being obligations in bearer form to registered form; and (b) the making of certain consequential amendments to the Conditions, the Trust Deed and the Agency Agreement, all as more fully described in this Consent Solicitation Memorandum
RIS	A Regulatory Information Service that is on the list of Regulatory Information Services maintained by the Financial Services Authority
SEC	U.S. Securities and Exchange Commission
Series	The 2014 Notes or the 2018 Notes, as the case may be
Solicitation Agents	Barclays Bank PLC and The Royal Bank of Scotland plc
Supplemental Agency Agreement	The supplemental agency agreement relating to the Notes, as referred to in the Extraordinary Resolutions, to be entered into in respect of one or both Series in the circumstances described in this Consent Solicitation Memorandum, between, *inter alios*, the Company, the New Issuer, the Paying Agents and the Trustee, subject to the relevant Extraordinary Resolution(s) being passed
Supplemental Trust Deed	The ninth supplemental trust deed relating to the Notes, as referred to in the Extraordinary Resolutions, to be entered into in respect of one or both Series in the circumstances described in this Consent Solicitation Memorandum, between, *inter alios*, the Company, the New Issuer and the Trustee, subject to the relevant Extraordinary Resolution(s) being passed
Tabulation Agent	Lucid Issuer Services Limited
Trust Deed	The trust deed dated 26 May 1999, made between the Company, Cadbury Holdings and the Trustee in relation to the Euro Medium Term Note Programme established by the Company and Cadbury Holdings, as supplemented, modified and/or amended from time to time up to the date of issue of the Notes, and including the seventh supplemental trust deed dated 24 June 2008 between the Company, CSI, Cadbury Holdings and the Trustee
Trustee	The Law Debenture Trust Corporation p.l.c.

2 EXPECTED TIMETABLE OF EVENTS

The below times and dates are indicative only and will depend, among other things, on timely receipt (and non-revocation) of instructions, the right of the Company (where applicable) to amend and/or withdraw the Proposals (as described below) and the passing of the relevant Extraordinary Resolution(s).

Event	
Announcement and publication of Proposals	
Announcement of Proposals	16 November 2010
Delivery of the Notice to the Clearing Systems for communication to Direct Participants	16 November 2010
Documents referred to under "*General*" in the Notice available for collection or inspection, as indicated, from the Tabulation Agent and from the specified office of the Principal Paying Agent	16 November 2010
Consent Fee Deadline	
Latest time and date for receipt by the Tabulation Agent through the Clearing Systems of valid Electronic Voting Instructions for the relevant Noteholders to be eligible to receive the Consent Fee (and latest date and time that an Electronic Voting Instruction received by the Tabulation Agent before such date and time may be revoked, save for revocation in the limited circumstances provided herein after that time)	5.00 p.m. (London time) on 26 November 2010
Final Voting Deadline	
In relation to the first Meeting for each Series, the latest time for obtaining a voting certificate from the Principal Paying Agent to attend and vote at the relevant Meeting in person or for voting instructions to otherwise be given or for the revocation (other than for Noteholders eligible to receive the Consent Fee, as such Noteholders' Electronic Voting Instructions are, after the Consent Fee Deadline, irrevocable (except in the limited circumstances set out in this Consent Solicitation Memorandum)) of Electronic Voting Instructions	10.00 a.m. (London time) on 13 December 2010
Meetings	
Time and date of the Meetings	10.00 a.m. (London time) in respect of the 2014 Notes, with the meeting in respect of the 2018 Notes being held 10 minutes thereafter, or after the completion of the preceding meeting (whichever is later), on 15 December 2010 In each case, such date will also be the Approval Date in respect of an Extraordinary Resolution, assuming such Extraordinary Resolution is duly passed at the relevant Meeting
Announcement and publication of results of Meetings	
Announcement of the results of the Meetings	As soon as reasonably practicable after the Meetings
Delivery of notice of such results to the Clearing Systems for communication to Direct Participants	As soon as reasonably practicable after the Meetings

Adjourned Meeting(s) (if any)

Latest time for receipt by the Tabulation Agent through the Clearing Systems of Electronic Voting Instructions or for obtaining a voting certificate from the Principal Paying Agent or for voting instructions to otherwise be given, all for any adjourned Meeting(s) (if any), or for revocation (other than for Noteholders eligible to receive the Consent Fee, as such Noteholders' Electronic Voting Instructions are, after the Consent Fee Deadline, irrevocable (except in the limited circumstances set out in this Consent Solicitation Memorandum)) of such voting instructions	48 hours before the time appointed for any adjourned Meeting(s), which, if required, is expected to be 10.00 a.m. (London time) on 23 December 2010
Earliest time and date of the adjourned Meeting(s) (if any)	10.00 a.m. (London time) for the first adjourned Meeting (if any) and (if applicable) 10 minutes thereafter, or after the completion of the preceding adjourned Meeting (whichever is later), on 29 December 2010
Announcement of the results of the adjourned Meeting(s) (if any)	As soon as reasonably practicable after the adjourned Meeting(s) (if any)
Delivery of notice of such results to the Clearing Systems for communication to Direct Participants	As soon as reasonably practicable after the adjourned Meeting(s) (if any)

Longstop Date

The last date on which the Proposals may (in accordance with, and subject to the passing of, the Extraordinary Resolutions) be implemented.	28 January 2011

Payment of Consent Fee if an Extraordinary Resolution is passed and the Supplemental Trust Deed is entered into in respect of the relevant Series by the Company, the New Issuer and the Trustee. Execution and delivery of the Supplemental Trust Deed in respect of each Series will be conditional upon satisfaction or waiver of the Implementation Condition.

Payment of Consent Fee to persons who were, on the relevant Approval Date, Noteholders eligible to receive such Consent Fee	No later than the fifth Business Day following the execution and delivery of the Supplemental Trust Deed in respect of the relevant Series by the Company, the New Issuer and the Trustee

Unless otherwise stated, all announcements will be made by the Company via an RIS. Such announcements may also be (i) found on the relevant Reuters International Insider Screen and/or (ii) made by the issue of a press release to a Notifying News Service and/or (iii) made by the delivery of notices to the Clearing Systems for communication to Direct Participants. Copies of all such announcements, notices and press releases can also be obtained from the Tabulation Agent, the contact details for which appear on the last page of this Consent Solicitation Memorandum. Significant delays may be experienced where notices are delivered to the Clearing Systems and Noteholders are urged to contact the Tabulation Agent for the relevant announcements during the course of the Proposals. In addition, holders of the Notes may contact the Solicitation Agents for information on the telephone number on the last page of this Consent Solicitation Memorandum.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would require to receive instructions in order for such Noteholder to participate in, or (in the limited circumstances in which revocation is allowed) revoke their instruction to participate in, a Proposal before the deadlines specified above. The deadlines set by any such intermediary and each Clearing System for the submission and withdrawal of Electronic Voting Instructions will be earlier than the relevant deadlines above.

3 GENERAL CONSIDERATIONS RELATING TO THE PROPOSALS

Before making a decision with respect to any Proposal, Noteholders should carefully consider, in addition to the other information contained in this Consent Solicitation Memorandum, the following:

Information in documents incorporated by reference: Noteholders should carefully consider each of the risks and uncertainties under the heading "Risk Factors" under Part I, Item IA in the New Issuer's Annual Report on Form 10-K for the year ended 31 December 2009, the New Issuer's subsequent reports on Forms 10-Q and 8-K, each of which is incorporated by reference into this Consent Solicitation Memorandum, and all of the other information included or incorporated by reference in this Consent Solicitation Memorandum. The general considerations below should be considered along with the other risks described in the reports incorporated by reference into this Consent Solicitation Memorandum. See "*Documents Incorporated by Reference*" on page 19 below for details of where Noteholders may obtain copies of information incorporated by reference into this Consent Solicitation Memorandum.

Notes held through the Clearing Systems: In relation to the delivery or (in the limited circumstances in which revocation is allowed) revocation of Electronic Voting Instructions or obtaining voting certificates or otherwise making arrangements for the giving of voting instructions, in each case, through the Clearing Systems, Noteholders holding Notes in Euroclear or Clearstream, Luxembourg should note the particular practice and policy of the relevant Clearing System, including any earlier deadlines set by such Clearing System.

Consent Fee: Noteholders should note that the Consent Fee is payable only to a Noteholder who has delivered a valid Electronic Voting Instruction in respect of the relevant Proposal before the Consent Fee Deadline in accordance with the terms of this Consent Solicitation Memorandum, and payment of the Consent Fee is subject to certain conditions as set out in this Consent Solicitation Memorandum. Only Direct Participants may deliver a valid Electronic Voting Instruction and receive the Consent Fee (subject to (a) such Electronic Voting Instruction being received before the Consent Fee Deadline, (b) the Extraordinary Resolution in respect of the relevant Series being duly passed and (c) the execution and delivery of the Supplemental Trust Deed in respect of the relevant Series by the Company, the New Issuer and the Trustee). Execution and delivery of the Supplemental Trust Deed in respect of each Series will be conditional upon satisfaction or waiver of the Implementation Condition. Noteholders who are not Direct Participants should arrange for the Direct Participant through which they hold their Notes to deliver an Electronic Voting Instruction on their behalf to the relevant Clearing System as more particularly described below under "*The Consent Solicitation - Procedures for delivery of Electronic Voting Instructions*".

Noteholders who have not delivered or arranged for the delivery of an Electronic Voting Instruction as provided above but who wish to attend and vote at the relevant Meeting or otherwise give voting instructions may do so in accordance with the voting and quorum procedures set out in the Notice and the Trust Deed. However, such holders will not be eligible to receive the Consent Fee. Only Noteholders who deliver, or arrange to have delivered on their behalf, valid Electronic Voting Instructions in respect of the relevant Proposal before the Consent Fee Deadline in accordance with the terms of this Consent Solicitation Memorandum (which instructions are not revoked before the Consent Fee Deadline or otherwise in the limited circumstances in which revocation is allowed) will be eligible (subject to the other conditions set out in this Consent Solicitation Memorandum) to receive the Consent Fee.

Where payable, the applicable Consent Fee shall be paid to the cash account in Euroclear or Clearstream, Luxembourg, as the case may be, of each person who was, on the relevant Approval Date, a Noteholder eligible to receive such Consent Fee. In the event that any such Noteholder sells or transfers its Notes between the relevant Approval Date and the payment of the applicable Consent Fee, the entitlement to the applicable Consent Fee will not be transferred with the relevant Notes.

Implementation Condition: It is a term of each Proposal that the New Issuer will execute and deliver the Supplemental Trust Deed in respect of the relevant Series only if the Extraordinary Resolutions are passed in respect of both Series. Accordingly, subject as follows, in the event that an Extraordinary Resolution is passed in respect of one Series only, the Supplemental Trust Deed will not be executed and delivered. Notwithstanding the foregoing, in the event that an Extraordinary Resolution is passed in respect of one Series only, the New Issuer may, in its sole and absolute discretion, waive the Implementation Condition such that it executes and delivers the Supplemental Trust Deed relating to the Series in respect of which the Extraordinary Resolution was passed.

Revocation of Electronic Voting Instructions and blocking of Notes: It is a term of each Proposal that Electronic Voting Instructions received prior to the Consent Fee Deadline may be revoked at any time before the Consent Fee Deadline, but thereafter Electronic Voting Instructions received prior to the Consent

Fee Deadline shall be irrevocable, including in each case for any adjourned Meeting, except in the limited circumstances set out under "*Revocation of Electronic Voting Instructions and amendment or withdrawal of the Proposals*". The Notes which are the subject of any such Electronic Voting Instruction shall be blocked in the relevant Clearing System until (i) valid revocation of such Electronic Voting Instruction (in the limited circumstances in which revocation is allowed) or (ii) the conclusion of the relevant Meeting (including any adjourned such Meeting). While blocked, the Notes the subject of any such Electronic Voting Instruction may not be transferred. Noteholders that are not eligible to receive the Consent Fee may revoke Electronic Voting Instructions at any time before the Final Voting Deadline for the relevant Meeting.

Noteholders should note that Electronic Voting Instructions or voting instructions otherwise given (unless validly revoked (where allowed)) and voting certificates obtained in respect of a Meeting shall remain valid for any adjourned such Meeting.

Amendments to or withdrawal of the Proposals: Subject to applicable law, the Company may, in its sole discretion, (i) withdraw any Proposal(s) and/or amend any term or condition of any Proposal(s) (other than the terms of any Extraordinary Resolution) at any time, provided no such amendment is made later than 10.00 a.m. (London time) on the second Business Day before the Final Voting Deadline and/or (ii) at any time waive the Implementation Condition. If any such amendment is made which, in the Company's opinion (in consultation with the Solicitation Agents), is materially prejudicial to Noteholders who have already submitted Electronic Voting Instructions then Noteholders eligible to receive the applicable Consent Fee, who would not otherwise be entitled to revoke their Electronic Voting Instructions after the Consent Fee Deadline, will be given two Business Days to revoke such Electronic Voting Instructions. Noteholders who are not Direct Participants or who hold Notes through any other intermediary are advised to check with such entity when it would require to receive instructions to revoke Electronic Voting Instructions to meet this deadline.

Noteholders bound by Extraordinary Resolutions: Each Proposal may not be implemented unless the relevant Extraordinary Resolution relating to such Proposal is duly passed. Once an Extraordinary Resolution is passed and becomes effective in accordance with its terms each present and future Noteholder of the relevant Series will be bound by the relevant Extraordinary Resolution, whether or not such Noteholder delivered an Electronic Voting Instruction or otherwise voted or abstained from voting in connection with the Extraordinary Resolution.

Following implementation of a Proposal, the New Issuer will be the sole obligor in respect of the relevant Notes: Following implementation of a Proposal in respect of a Series, each of the Company, CSI and Cadbury Holdings will be released and discharged from all of their respective obligations, and the New Issuer will become the sole obligor, in respect of such Series. In such circumstances, Noteholders will therefore only have recourse to the New Issuer, and not to the Company, CSI and/or Cadbury Holdings, in respect of such Series.

No assurance any Proposal will be completed: Until the Company announces (a) the Series (if any) in respect of which the relevant Extraordinary Resolution has been passed and (b) the Series (if any) in respect of which the Supplemental Trust Deed will be executed and delivered, and such Supplemental Trust Deed is executed and delivered by the Company, the New Issuer and the Trustee, no assurance can be given that any Proposal will be completed. In the event that the Proposal in respect of any Series is not completed, the Conditions of such Series, and the Trust Deed and the Agency Agreement applicable to such Series, will not be amended as described herein and the existing Conditions, Trust Deed and Agency Agreement will continue to apply to such Series.

In the event that the Extraordinary Resolution relating to one Series (the **approved Series**) is duly passed, but the Extraordinary Resolution relating to the other Series (the **adjourned Series**) is not duly passed, in each case at the relevant first Meeting, it is the Company's intention to announce, as soon as reasonably practicable after the final adjourned Meeting for the adjourned Series, whether the Supplemental Trust Deed in respect of any Series will be executed and delivered by the Company, the New Issuer and the Trustee.

The Company and the New Issuer reserve the right not to execute and deliver the Supplemental Trust Deed in respect of any Series for any reason, including if the Extraordinary Resolution is passed at the relevant Meeting (or any adjourned such Meeting), whether or not the Supplemental Trust Deed is executed and delivered in respect of the other Series. In such circumstances the Conditions of any Series in respect of which the Supplemental Trust Deed is not executed and delivered, and the Trust Deed and the Agency Agreement applicable to such Series, will not be amended as described herein, and the Consent Fee for such Series will not be paid to Noteholders (as the payment of the applicable Consent Fee is subject to the execution and delivery of the Supplemental Trust Deed by the Company, the New Issuer and the Trustee).

The Proposals will, if implemented, be implemented no later than the Longstop Date.

Noteholder Required to Provide Tax Documentation: In connection with the substitution of the New Issuer in place of each of the Company (as primary obligor) and CSI and Cadbury Holdings (each as a guarantor), the Notes must be converted from bearer to registered form for U.S. federal income tax purposes. In order to prevent U.S. federal income tax withholding on payments of interest on the Notes following the conversion, all Noteholders must provide documentation regarding their status for U.S. federal income tax purposes. See "*Tax Consequences--Material U.S. Federal Income Tax Consequences*" for a more detailed description of this requirement and how it may be satisfied.

Potential tax liabilities for certain categories of Noteholders: In view of the number of different jurisdictions where tax laws may apply to a Noteholder, this Consent Solicitation Memorandum does not, save as set out under "*Tax Consequences – Material U.S. Federal Income Tax Consequences*", discuss the tax consequences for Noteholders arising from the Proposals (including as a result of the changes being made to the Notes pursuant to the Extraordinary Resolutions) and their implementation. **Noteholders are urged to consult their own professional advisers regarding these possible tax consequences under the laws of the jurisdictions that apply to them or to the receipt pursuant to the Proposals of the Consent Fee. Noteholders are liable for their own taxes and have no recourse to the Company, the New Issuer, either Solicitation Agent, the Trustee or the Tabulation Agent with respect to taxes arising in connection with the Proposals.** The attention of Noteholders is drawn to the information on taxation set out under "*Tax Consequences - Material U.S. Federal Income Tax Consequences*". **Noteholders who are in any doubt as to their tax position or the potential tax consequences of the implementation of the Proposals should consult an appropriate professional adviser.**

4 THE CONSENT SOLICITATION

4.1 Background to the Proposals

Kraft Foods acquired Cadbury and its subsidiaries in February 2010. Following the completion of the acquisition, Kraft Foods is amongst other things, now looking to harmonise its bond portfolio and to standardise its approach to the holders of its debt. Debt financing incurred by the Kraft Foods group (the **Group**) is generally incurred at the Kraft Foods level, which is the parent company for the Group. Kraft Foods has existing bonds listed in Europe on both the Irish and Luxembourg Stock Exchanges. Kraft Foods is the rated entity within the Group and ratings will not in the future be sought for Cadbury, or any entity in the former Cadbury group, including the existing issuer and guarantors of the Notes.

Kraft Foods has previously (pursuant to a separate Consent Solicitation/Offering Memorandum dated 20 September 2010) solicited the consents of holders of the 5.125 per cent. Notes due 2013 issued by Cadbury Schweppes US Finance LLC (the **US Notes**) to various amendments to the terms of the US Notes. The consent solicitation for the US Notes was completed in October 2010. As a result, Kraft Foods amended various covenants in the Indenture relating to the US Notes to substantially correspond to the Kraft Foods indenture relating to existing notes issued by Kraft Foods in the United States of America. In addition, Kraft Foods agreed to guarantee the US Notes.

Information relating to Kraft Foods is set out in documents that Kraft Foods has filed with the SEC, which information is incorporated into this Consent Solicitation Memorandum by reference. See "*Documents Incorporated by Reference*" below.

4.2 The Proposals

The Company is inviting Noteholders of each Series to approve, by separate Extraordinary Resolutions pursuant to the Conditions and Schedule 3 to the Trust Deed:

(a) the modification of the Conditions relating to the relevant Series by:

  (i) the substitution, by way of novation, of the New Issuer in place of each of the Company (as primary obligor) and CSI and Cadbury Holdings (each as a guarantor);

  (ii) the release and discharge of each of the Company, CSI and Cadbury Holdings from all of their respective obligations in respect of such Series; and

  (iii) the conversion of the form of such Series from being obligations in bearer form to registered form; and

(b) the making of certain consequential amendments to the Conditions, the Trust Deed and the Agency Agreement to reflect and give effect to the changes referred to in (a) above.

If an Extraordinary Resolution is passed and the relevant Proposal is implemented by the Company and the New Issuer, the proposed modifications to the Conditions, the Trust Deed and the Agency Agreement relating to the relevant Series will be binding on all Noteholders of the relevant Series, including those Noteholders of such Series who do not vote in respect of, or vote against, the relevant Proposal.

The modification of the Conditions will be as described above and as set out in the form of Extraordinary Resolution under "*Form of Notice of Meetings*" below. In addition, Noteholders are advised to review the draft Supplemental Trust Deed (which sets out, *inter alia*, the full text of the Conditions as they would apply once the relevant Proposal has been effected), the draft Supplemental Agency Agreement and the draft Amended and Restated Final Terms relating to the relevant Series, which together set out the modifications to the Conditions, the Trust Deed and the Agency Agreement in full and are each available as set out below.

It is a term of each Proposal that the New Issuer will execute and deliver the Supplemental Trust Deed in respect of the relevant Series only if the Extraordinary Resolutions are passed in respect of both Series. Accordingly, subject as follows, in the event that an Extraordinary Resolution is passed in respect of one Series only, the Supplemental Trust Deed will not be executed and delivered. Notwithstanding the foregoing, in the event that an Extraordinary Resolution is passed in respect of one Series only, the New Issuer may, in its sole and absolute discretion, waive the Implementation Condition such that it executes and delivers the Supplemental Trust Deed relating to the Series in respect of which the Extraordinary Resolution was passed.

In the event that the Extraordinary Resolution relating to one Series (the **approved Series**) is duly passed, but the Extraordinary Resolution relating to the other Series (the **adjourned Series**) is not duly passed, in each case at the relevant first Meeting, it is the Company's intention to announce, as soon as reasonably practicable after the final adjourned Meeting for the adjourned Series, whether the Supplemental Trust Deed in respect of any Series will be executed and delivered by the Company, the New Issuer and the Trustee.

The Company and the New Issuer reserve the right not to execute and deliver the Supplemental Trust Deed in respect of any Series for any reason, including if the Extraordinary Resolution is passed at the relevant Meeting (or any adjourned such Meeting), whether or not the Supplemental Trust Deed is executed and delivered in respect of the other Series. In such circumstances the Conditions of the Series in respect of which the Supplemental Trust Deed is not executed and delivered, and the Trust Deed and the Agency Agreement applicable to such Series, will not be amended as described herein, and the Consent Fee for such Series will not be paid to Noteholders (as the payment of the applicable Consent Fee is subject to the execution and delivery of the Supplemental Trust Deed by the Company, the New Issuer and the Trustee).

For Noteholders' convenience, copies of the draft Supplemental Trust Deed, the draft Supplemental Agency Agreement and the draft Amended and Restated Final Terms relating to each Series will be available from the date of this Consent Solicitation Memorandum up to the conclusion of the relevant Meeting (including any relevant adjourned Meeting) (i) on request from the Tabulation Agent and (ii) for collection or inspection during normal business hours at the specified office of the Principal Paying Agent. Such documents will also be available for inspection at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, United Kingdom from the time 15 minutes before and during the relevant Meeting.

If any such draft version of the Supplemental Trust Deed, the Supplemental Agency Agreement and/or any Amended and Restated Final Terms is amended after the date of this Consent Solicitation Memorandum and before the date of the relevant Meeting, the amended draft(s) of such document(s) will be made available as set out above (in each case marked to indicate changes made to the draft(s) made available at the date of this Consent Solicitation Memorandum).

The Proposals will, if implemented, be implemented no later than the Longstop Date.

4.3 Association of British Insurers

The Proposals have been considered by a Special Committee of the Association of British Insurers (the **ABI**) at the request of the Company and the New Issuer. The members of the Special Committee have informed the Company and the New Issuer that they find the Proposals acceptable, that they intend to vote their holdings in favour of the Extraordinary Resolutions and that they will be inviting other ABI members who are Noteholders to consider a similar course of action. The Special Committee holds an aggregate amount of approximately 34 per cent. of the nominal outstanding amount of the 2018 Notes and a small nominal amount of the outstanding 2014 Notes. The Special Committee has advised the Company and the New Issuer that this recommendation relates only to the Proposals, and not to any future offer(s) or proposal(s) which the Company and/or the New Issuer may make.

Each Noteholder should undertake its own detailed assessment of the Proposals.

4.4 Consent Fee

In relation to each Series, the Company will (subject as set out below) pay to each Noteholder from whom a valid Electronic Voting Instruction in respect of the relevant Proposal is received by the Tabulation Agent before the Consent Fee Deadline (and is not revoked before the Consent Fee Deadline or otherwise in the limited circumstances in which revocation is allowed) a consent fee of £3.50 for each £1,000 in nominal amount of the outstanding Notes the subject of such Electronic Voting Instruction. The Consent Fee will be paid as consideration for the Noteholders' approval of the relevant Proposal, and is subject to (a) the passing of the Extraordinary Resolution in respect of the relevant Series and (b) the execution and delivery of the Supplemental Trust Deed in respect of the relevant Series by the Company, the New Issuer and the Trustee. Execution and delivery of the Supplemental Trust Deed in respect of each Series will be conditional upon satisfaction or waiver of the Implementation Condition. Only Noteholders who deliver, or arrange to have delivered on their behalf, valid Electronic Voting Instructions in respect of the relevant Proposal before the Consent Fee Deadline in accordance with the terms of this Consent Solicitation Memorandum (which instructions are not revoked before the Consent Fee Deadline or otherwise in the limited circumstances in which revocation is allowed) will be eligible to receive the Consent Fee.

Where payable, the Consent Fee shall be paid by no later than the fifth Business Day following the execution and delivery of the Supplemental Trust Deed by the Company, the New Issuer and the Trustee, and will be paid to the cash account in Euroclear or Clearstream, Luxembourg, as the case may be, of each person who was, on the relevant Approval Date, a Noteholder eligible to receive such Consent Fee.

It is a term of each Proposal that the New Issuer will execute and deliver the Supplemental Trust Deed in respect of the relevant Series only if the Extraordinary Resolutions are passed in respect of both Series. Accordingly, subject as follows, in the event that an Extraordinary Resolution is passed in respect of one Series only, the Supplemental Trust Deed will not be executed and delivered. Notwithstanding the foregoing, in the event that an Extraordinary Resolution is passed in respect of one Series only, the New Issuer may, in its sole and absolute discretion, waive the Implementation Condition such that it executes and delivers the Supplemental Trust Deed relating to the Series in respect of which the Extraordinary Resolution was passed.

In the event that the Extraordinary Resolution relating to one Series (the **approved Series**) is duly passed, but the Extraordinary Resolution relating to the other Series (the **adjourned Series**) is not duly passed, in each case at the relevant first Meeting, it is the Company's intention to announce, as soon as reasonably practicable after the final adjourned Meeting for the adjourned Series, whether the Supplemental Trust Deed in respect of any Series will be executed and delivered by the Company, the New Issuer and the Trustee.

The Company and the New Issuer reserve the right not to execute and deliver the Supplemental Trust Deed in respect of any Series for any reason, including if the Extraordinary Resolution is passed at the relevant Meeting (or any adjourned such Meeting), whether or not the Supplemental Trust Deed is executed and delivered in respect of the other Series. In such circumstances the Consent Fee for such Series will not be paid to Noteholders (as the payment of the applicable Consent Fee is subject to the execution and delivery of the Supplemental Trust Deed by the Company, the New Issuer and the Trustee).

Following the execution and delivery of the Supplemental Trust Deed in respect of a Series, Noteholders eligible to receive the Consent Fee will be notified through the Clearing Systems of the date on which the Consent Fee will be paid to Noteholders from whom valid Electronic Voting Instructions in respect of the relevant Proposal(s) were received by the Tabulation Agent before the Consent Fee Deadline (and were not revoked before the Consent Fee Deadline or otherwise in the limited circumstances in which revocation is allowed).

4.5 Procedures for delivery of Electronic Voting Instructions

Noteholders that wish to vote in respect of a Proposal are urged to deliver Electronic Voting Instructions through the Clearing Systems in accordance with the procedures of, and by the earlier deadlines specified by, the Clearing Systems for receipt by the Tabulation Agent before the Consent Fee Deadline in order that, subject to (a) the Extraordinary Resolution in respect of the relevant Series being duly passed and (b) the execution and delivery of the Supplemental Trust Deed in respect of the relevant Series by the Company, the New Issuer and the Trustee, they are eligible to receive the Consent Fee.

Noteholders who do not deliver valid Electronic Voting Instructions in respect of the relevant Proposal through the Clearing Systems for receipt by the Tabulation Agent before the Consent Fee Deadline or who revoke such Electronic Voting Instructions (before the Consent Fee Deadline or otherwise in the limited circumstances in which such revocation is allowed) or who otherwise make arrangements to vote or abstain from voting at the relevant Meeting will not receive the Consent Fee.

By delivering an Electronic Voting Instruction through the Clearing Systems to the Tabulation Agent, Direct Participants are deemed to authorise the relevant Clearing System to disclose their identity, holdings and Clearing System account details to the Tabulation Agent for disclosure to the Company, the New Issuer and the Solicitation Agents.

By delivering an Electronic Voting Instruction through the Clearing Systems to the Tabulation Agent, Direct Participants instruct the Principal Paying Agent to appoint a proxy to attend and vote at the relevant Meeting in accordance with their instructions.

Noteholders who are not Direct Participants should arrange for the Direct Participant through which they hold their Notes to deliver an Electronic Voting Instruction on their behalf to and through, and in accordance with and by the earlier deadlines specified by, the relevant Clearing System for receipt by the Tabulation Agent before the Consent Fee Deadline or the Final Voting Deadline, as the case may be.

By delivering a valid Electronic Voting Instruction to the relevant Clearing System, the Notes the subject of such Electronic Voting Instruction shall then be blocked in the relevant Clearing System until (i) valid revocation of such Electronic Voting Instruction (in the limited circumstances in which such revocation is allowed) or (ii) the conclusion of the relevant Meeting (including any adjourned such Meeting). While blocked, the Notes the subject of any such Electronic Voting Instruction may not be transferred.

4.6 Revocation of Electronic Voting Instructions and amendment or withdrawal of the Proposals

It is a term of each Proposal that Electronic Voting Instructions received prior to the Consent Fee Deadline may be revoked at any time before the Consent Fee Deadline, but thereafter Electronic Voting Instructions received prior to the Consent Fee Deadline shall be irrevocable, including for any adjourned Meeting, except in the limited circumstances described below. Noteholders that are not eligible to receive the Consent Fee may revoke Electronic Voting Instructions at any time before the Final Voting Deadline for the relevant Meeting. Any notice of revocation received after the relevant deadline will not be effective. For the avoidance of doubt, from the Final Voting Deadline for the relevant Meeting until the conclusion of the relevant Meeting or any adjourned such Meeting, as the case may be, no Electronic Voting Instructions are revocable or capable of amendment.

Subject to applicable law, the Company may, in its sole discretion, (i) withdraw any Proposal(s) and/or amend any term or condition of any Proposal(s) (other than the terms of any Extraordinary Resolution) at any time, provided no such amendment is made later than 10.00 a.m. (London time) on the second Business Day before the relevant Final Voting Deadline, and/or (ii) at any time waive the Implementation Condition.

If any such amendment is made which, in the Company's opinion (in consultation with the Solicitation Agents), is materially prejudicial to Noteholders who have already submitted Electronic Voting Instructions then Noteholders eligible to receive the applicable Consent Fee, who would not otherwise be entitled to revoke their Electronic Voting Instructions after the Consent Fee Deadline, will be given two Business Days to revoke such Electronic Voting Instructions. The Company will announce any such amendment by issuing a press release via an RIS and to the Clearing Systems for communication to Direct Participants.

To be effective, a notice of revocation must be in a format customarily used by the Clearing Systems. Only the Direct Participant that previously gave the relevant Electronic Voting Instruction is entitled to revoke such instruction. A beneficial owner of Notes held through a Direct Participant must arrange with such Direct Participant to deliver on its behalf a revocation of any Electronic Voting Instruction already given with respect to such Notes. Noteholders who are not Direct Participants or who hold Notes through any other intermediary are advised to check with such entity when it would require to receive instructions to revoke Electronic Voting Instructions to meet the above deadline.

4.7 Governing law

The Proposals, any Electronic Voting Instructions given in connection with the Proposals, and any non-contractual obligations arising out of or in connection with the Proposals or any such Electronic Voting Instructions, shall be governed by and construed in accordance with English law.

5 SOLICITATION AGENTS AND TABULATION AGENT

The Company has retained Barclays Bank PLC and The Royal Bank of Scotland plc to act as Solicitation Agents for the Proposals and Lucid Issuer Services Limited to act as Tabulation Agent. The Solicitation Agents and their respective affiliates may contact Noteholders regarding the Proposals and may request brokerage houses, custodians, nominees, fiduciaries and others to forward this Consent Solicitation Memorandum and related materials to Noteholders. The Company and the New Issuer have entered into a solicitation agency agreement with the Solicitation Agents which contains certain provisions regarding the reimbursement of expenses and indemnity arrangements, including indemnification for liabilities arising under securities laws. The Solicitation Agents and their respective affiliates have provided and continue to provide certain investment banking services to the Company and the New Issuer for which they have received and will receive compensation that is customary for services of such nature.

None of the Solicitation Agents, the Tabulation Agent, the Trustee or any of their respective directors, employees or affiliates assume any responsibility for the accuracy or completeness of the information concerning the Proposals, the Company or the New Issuer in this Consent Solicitation Memorandum or for any failure by the Company or the New Issuer to disclose events that may have occurred and may affect the significance or accuracy of such information, the terms of any amendment to the Proposals or the period of time during which Electronic Voting Instructions may be revoked (or whether Noteholders are given any revocation rights) following any such amendment.

None of the Solicitation Agents, the Tabulation Agent, the Trustee or any of their respective directors, employees or affiliates make any representation or recommendation whatsoever regarding the Proposals, or any recommendation as to whether Noteholders should participate in the Proposals.

The Tabulation Agent is the agent of the Company and owes no duty to any holder of the Notes.

6 TRUSTEE

In accordance with normal practice, the Trustee expresses no opinion as to the merits of the Proposals as presented to the Noteholders in this Consent Solicitation Memorandum (which it was not involved in negotiating). It has, however, authorised it to be stated that, on the basis of the information set out in this Consent Solicitation Memorandum and the documents available for inspection as described in paragraph 4.2 above (all of which it recommends Noteholders to read carefully), and in the Notice, it has no objection to the Extraordinary Resolutions being submitted to the Noteholders for their consideration. The Trustee has, however, not been involved in formulating the Proposals and makes no representation that all relevant information has been disclosed to Noteholders in this Consent Solicitation Memorandum, such other documents and the Notice. Accordingly, the Trustee urges Noteholders who are in any doubt as to the impact of the implementation of the Proposals to seek their own independent financial advice, including in respect of any tax consequences.

7 DOCUMENTS INCORPORATED BY REFERENCE

The information in the following documents, which the New Issuer has filed separately with the SEC, is deemed to be part of this Consent Solicitation Memorandum, except for any information superseded by information contained directly in this Consent Solicitation Memorandum. These documents contain important information about the New Issuer and its financial condition, business and results.

The filings listed below, and any additional documents that the New Issuer may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended on or after the date of this Consent Solicitation Memorandum and prior to the Final Voting Deadline, are deemed to be incorporated by reference into, and to form part of, this Consent Solicitation Memorandum; except that any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K or certain exhibits furnished (but not filed pursuant to Item 9.01 of Form 8-K), filed by the New Issuer with the SEC is not incorporated by reference into, and does not form part of, this Consent Solicitation Memorandum, unless specifically noted below:

- the New Issuer's Annual Report on Form 10-K for the year ended 31 December 2009 (however, it should be noted that the New Issuer has not retrospectively revised its consolidated financial statements as of 31 December 2009 and 2008 and for each of the three years in the period ended 31 December 2009 to reflect its North American frozen pizza business as a discontinued operation. For further financial information on the North American frozen pizza business, refer to Note 2 of the New Issuer's consolidated financial statements);
- the New Issuer's Quarterly Reports on Form 10-Q for the quarterly periods ended 31 March 2010, 30 June 2010 and 30 September 2010;
- the New Issuer's Current Reports on Form 8-K filed with the SEC on 6 January 2010, 20 January 2010 (Item 1.01 and 2.03 information only), 1 February 2010, 3 February 2010 (as to Items 2.01 and 9.01), 8 February 2010, 16 February 2010 (Item 8.01 information only), 2 March 2010, 16 April 2010, 21 May 2010 and 8 November 2010; and
- the New Issuer's Current Report on Form 8-K filed with the SEC on 16 April 2010 and which includes (i) the audited financial statements of Cadbury Limited (formerly Cadbury plc) for the year ended 31 December 2009 and (ii) the unaudited *pro forma* consolidated statement of earnings for the year ended 31 December 2009 giving effect to the divestiture of the Kraft Foods pizza business as announced on 5 January 2010 (and closed on 1 March 2010) and the acquisition of Cadbury Limited (formerly Cadbury plc) by the New Issuer (as completed on 2 February 2010), as if both transactions had occurred on 1 January 2009.

Copies of such documents will be available from the date of this Consent Solicitation Memorandum to the conclusion of the relevant Meeting (including any relevant adjourned Meeting) (i) on request from the Tabulation Agent and (ii) for collection or inspection during normal business hours at the specified office of the Principal Paying Agent. Copies of such documents may also be viewed on the SEC's website www.sec.gov.

Noteholders should only rely on the information contained or incorporated by reference into this Consent Solicitation Memorandum or to which the Company has referred Noteholders. The Company has not authorised any person to provide Noteholders with different information or to make any representation not contained in this Consent Solicitation Memorandum.

8 TAX CONSEQUENCES

In view of the number of different jurisdictions where tax laws may apply to a Noteholder, this Consent Solicitation Memorandum does not, save as set out below, discuss the tax consequences for Noteholders arising from the Proposals (including as a result of the changes being made to the Notes pursuant to the Extraordinary Resolutions) and their implementation. Noteholders are urged to consult their own professional advisers regarding these possible tax consequences under the laws of the jurisdictions that apply to them or to the receipt pursuant to the Proposals of the Consent Fee. Noteholders are liable for their own taxes and have no recourse to the Company, the New Issuer, either Solicitation Agent, the Trustee or the Tabulation Agent with respect to taxes arising in connection with the Proposals.

Material U.S. Federal Income Tax Consequences

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS CONSENT SOLICITATION MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE CODE); (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary describes the material U.S. federal income tax consequences of the implementation of the Proposals and the payment of the Consent Fee (collectively, the **Transactions**). This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, and currently effective administrative rulings and judicial decisions. Any of these authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those described below. No ruling from the Internal Revenue Service (the **IRS**) has been (or will be) sought with respect to the statements made herein, and there can be no assurance that the IRS will not take a position contrary to such statements or that a court will not sustain any such contrary position taken by the IRS. This summary assumes that the Notes are held as capital assets (within the meaning of Section 1221 of the Code). In addition, this summary is not a complete analysis of all the potential tax considerations relating to the Transactions, including those considerations applicable to Noteholders based on their particular circumstances, and does not address the tax consequences applicable to Noteholders that are subject to special tax rules, including Noteholders subject to the alternative minimum tax; banks, insurance companies and other financial institutions; tax-exempt organisations; dealers in securities or commodities; United States expatriates; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; U.S. Noteholders (as defined below) whose functional currency is not the U.S. dollar; persons that hold Notes as part of a hedge, straddle, or conversion transaction; regulated investment companies; real estate investment trusts; persons deemed to sell Notes under the constructive sale provisions of the Code; and partnerships or other pass-through entities. This summary does not address any non-U.S., state or local tax consequences of the Transactions. If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Notes, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Notes is urged to consult its own tax advisor regarding the tax consequences of the Transactions.

For purposes of this summary, a holder of a Note is a **U.S. Noteholder** if such holder is the beneficial owner of a Note and is for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States; (2) a corporation created or organised in or under the laws of the United States, any State thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (4) a trust (a) if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorised to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. The term **Non-U.S.**

Noteholder means a beneficial owner of a Note that is not a U.S. Noteholder or a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

THIS SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE, AND IS NOT A SUBSTITUTE FOR, PROFESSIONAL TAX ADVICE. NOTEHOLDERS ARE URGED TO CONTACT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE TRANSACTIONS TO THE APPLICABLE NOTEHOLDER.

U.S. Noteholders

Generally

The Company has treated the Notes as debt for U.S. federal income tax purposes. The Company believes that the Notes, following substitution of the New Issuer in place of the Company, will constitute debt for U.S. federal income tax purposes.

The modification of the terms of a debt instrument will be treated as a "deemed" exchange of an "old" debt instrument for a "new" debt instrument for U.S. federal income tax purposes if such modification is "significant" within the meaning of the Treasury Regulations promulgated under Section 1001 of the Code. The Treasury Regulations generally provide that a change of the obligor on a recourse debt instrument will constitute a significant modification. Accordingly, the substitution of the New Issuer in place of the Company will constitute a significant modification. A U.S. Noteholder will be treated as having exchanged its "old" Notes for "new" Notes for U.S. federal income tax purposes. A U.S. Noteholder will generally recognise gain or loss in an amount equal to the difference between (i) the issue price of the "new" Notes, reduced by any amount attributable to accrued but unpaid interest, which would be treated as interest income, and, if the Consent Fee (discussed below) is treated as additional consideration, increased by the amount of the Consent Fee, and (ii) the U.S. Noteholder's adjusted tax basis in the "old" Notes at the time of the deemed exchange. To the extent that the gain or loss is attributable to changes in exchange rates during the period in which such U.S. Noteholder held the "old" Notes, such gain or loss will be treated as ordinary income or loss. In addition, if a U.S. Noteholder purchased a Note for a price less than its stated redemption price at such time, the difference, if greater than a specific *de minimis* amount, would constitute "market discount'' for U.S. federal income tax purposes. Any gain recognised by a U.S. Noteholder on the deemed exchange should be treated as ordinary income to the extent of any market discount accrued but not previously taken into income on the Notes by the U.S. Noteholder on or prior to the deemed exchange. Any gain or loss not so treated will be capital gain or loss, and will be treated as long-term capital gain or loss if the U.S. Noteholder's holding period in the Notes exceeds one year at the time of the deemed exchange. Long-term capital gains of noncorporate taxpayers are generally subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. A U.S. Noteholder's tax basis in the "new" Notes will equal the issue price of the "new" Notes at the time of the exchange, and a U.S. Noteholder's holding period in the "new" Notes will begin on the day after the deemed exchange.

The issue price of the "new" Notes will be determined based on whether the "new" Notes or the "old" Notes are considered to be "publicly traded" property for U.S. federal income tax purposes. Because the "new" Notes are expected to be traded on the London Stock Exchange following the deemed exchange, the Company expects that the Notes will be treated as "publicly traded" property for U.S. federal income tax purposes. Accordingly, the issue price of the "new" Notes would be equal to their fair market value on the date of the deemed exchange.

Consent Fee

The tax treatment of the receipt of the Consent Fee is uncertain because no authorities directly address the treatment of such payment. The Consent Fee may be treated as a separate fee or additional interest that, in either case, would be subject to tax as ordinary income in an amount equal to the Consent Fee received, or the Consent Fee could be treated as additional consideration received in the deemed exchange. The Company intends to treat the Consent Fee as a fee paid to eligible Noteholders as consideration for the Noteholders' approval of the relevant Proposal. Assuming such treatment, a consenting U.S. Noteholder would recognise ordinary income equal to the full amount of the Consent Fee received in the taxable year in which such Consent Fee accrues or is received in accordance with such U.S. Noteholder's regular method of tax accounting. There can be no assurance, however, that the IRS will not successfully challenge the Company's position in this regard.

Conversion of the Notes to Registered Form

Because the Notes are being converted from bearer to registered form for U.S. federal income tax purposes, in order to prevent withholding on payments made by the New Issuer to a U.S. Noteholder, a U.S. Noteholder must provide its broker or custodian with the U.S. Noteholder's correct taxpayer identification number (**TIN**) by completing IRS Form W-9 certifying that the TIN provided on IRS Form W-9 is correct (or that such U.S. Noteholder is awaiting a TIN), that the U.S. Noteholder is a U.S. person, and the U.S. Noteholder (A) is exempt from backup withholding, (B) has not been informed by the IRS that backup withholding is required due to underreporting of interest and dividends paid to the U.S. Noteholder or (C) has been informed by the IRS that backup withholding is no longer required. IRS Form W-9 may be obtained from the IRS at its Internet website at http://www.irs.gov.

Interest on the "New" Notes.

U.S. Noteholders that use the cash method of tax accounting will recognise interest income in an amount equal to the U.S. dollar value of each interest payment based on the exchange rate in effect on the date such U.S. Noteholder receives the payment, regardless of whether such U.S. Noteholder converts the payment into U.S. dollars. Accrual basis U.S. Noteholders will recognise an amount of interest income based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, the average exchange rate for the partial period within the taxable year). Alternatively, accrual basis U.S. Noteholders may elect to translate all interest income on the "new" Notes at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year) or on the date that such Noteholder receives the interest payment if that date is within five business days of the end of the accrual period. A U.S. Noteholder making this election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS. Accrual basis U.S. Noteholders will recognise foreign currency gain or loss on the receipt of a payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to the accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss.

The "new" Notes will be treated as issued with original issue discount (**OID**) in an amount equal to the excess, if any, of the stated redemption price at maturity of the "new" Notes over their issue price (defined above), if such excess is greater than the statutory *de minimis* amount. A U.S. Noteholder that is deemed to hold "new" Notes with OID would generally be required to include the OID in gross income under a constant yield accrual method in advance of the receipt of cash attributable to that income, regardless of the Noteholder's method of tax accounting, in amounts determined as described above with respect to other interest earned by accrual basis U.S. Noteholders. Upon the receipt of an amount attributable to OID, a U.S. Noteholder will recognise ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt) and the amount accrued.

If a U.S. Noteholder's adjusted tax basis in the "new" Notes exceeds their stated redemption price at maturity, the Noteholder will be considered to have acquired the "new" Notes" with "amortisable bond premium," and such Noteholder will not be required to include any OID in income. Generally, a Noteholder may elect to amortise any amortisable bond premium over the remaining term of the "new" Notes on a constant yield method as an offset to interest otherwise includible in income under the Noteholder's regular method of tax accounting. If the U.S. Noteholder does not make such election, the amortisable bond premium will decrease the gain or increase the loss such Noteholder would otherwise recognise on disposition of the "new" Notes.

Sale, Exchange or Other Taxable Disposition of the "New" Notes

In general, upon the sale, exchange, redemption, retirement or other taxable disposition of the "new" Notes, a U.S. Noteholder will recognise taxable gain or loss equal to the difference between (1) the amount of the cash and the fair market value of any property received on the sale or other taxable disposition (less an amount attributable to any accrued but unpaid interest, which will be taxable as interest income to the extent not previously taken into income) and (2) the U.S. Noteholder's adjusted tax basis in the "new" Notes at such time. A U.S. Noteholder's adjusted tax basis in the "new" Notes will generally be equal to its initial tax basis as described above, increased by the amount of OID, if any, previously includible in income by the U.S. Noteholder and reduced by any bond premium previously amortised and payments of cash other than payments of stated interest, if any, previously received. Gain or loss recognised on the sale or other taxable disposition of the "new" Notes will be treated as capital gain or loss and will be treated as long-term capital gain or loss if the U.S. Noteholder's holding period in the "new" Notes exceeds one year at the time of the disposition. Long-term capital gains of noncorporate taxpayers are generally subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. The gain or loss recognised by a U.S. Noteholder on the sale, exchange or other taxable disposition of the "new" Notes will generally be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which such U.S. Noteholder held the "new" Notes.

Additional Tax on Net Investment Income

For taxable years beginning after 31 December 2012, non-corporate U.S. persons will generally be subject to a 3.8% tax (the **Medicare tax**) on the lesser of (1) the U.S. person's "net investment income" for the relevant taxable year and (2) the excess of the U.S. person's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's tax return filing status). A U.S. Noteholder's net investment income will generally include any income or gain recognised by such holder with respect to the Notes, unless such income or gain is derived in the ordinary course of the conduct of such holder's trade or business (other than a trade or business that consists of certain passive or trading activities). This tax will apply regardless of whether the Proposals are implemented.

Non-U.S. Noteholders

Generally

A Non-U.S. Noteholder will not generally be subject to U.S. federal income tax with respect to any gain recognised as a result of the deemed exchange of "old" Notes for "new" Notes, unless (1) such gain is effectively connected with the Non-U.S. Noteholder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Noteholder), or (2) in the case of a Non-U.S. Noteholder that is a nonresident alien individual, such Noteholder is present in the United States for at least 183 days in the year of the deemed exchange and certain other conditions are met. A corporate Non-U.S. Noteholder's gain that is effectively connected with the conduct of a trade or business within the United States may be subject to an additional "branch profits" tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty).

Consent Fee

A Non-U.S. Noteholder should not generally be subject to U.S. federal income or withholding tax in connection with the payment or receipt of the Consent Fee.

Conversion of the Notes to Registered Form

Because the Notes are being converted from bearer to registered form for U.S. federal income tax purposes, in order to prevent or reduce U.S. federal income tax withholding on payments of interest made by the New Issuer to a Non-U.S. Noteholder, a Non-U.S. Noteholder must provide its broker or custodian with a duly completed and signed copy of either IRS Form W-8BEN, IRS Form W-8ECI, or other applicable IRS Form W-8, in each case, that establishes an exemption from or reduction of U.S. federal withholding tax. A Non-U.S. Noteholder claiming exemption from U.S. federal withholding tax under section 871(h) or 881(c) of the Code with respect to payments of "portfolio interest" will not, however, be eligible for such exemption if such Noteholder is: (1) a "bank" within the meaning of section 881(c)(3)(A) of the Code; (2) a "10 percent shareholder" of the New Issuer within the meaning of section 871(h)(3)(B) of the Code; or (3) a "controlled foreign corporation" described in section 881(c)(3)(C) of the Code. The IRS forms may be obtained from the IRS at its Internet website at http://www.irs.gov. A Non-U.S. Noteholder will generally be required to provide a new IRS Form W-8 every three years to confirm its exemption

Interest on the "New" Notes.

Non-U.S. Noteholders that comply with the requirements discussed above will not be subject to withholding on payments of interest on the "new" Notes. Payments of interest to Non-U.S. Noteholder that cannot satisfy the requirements described above will be subject to a 30% U.S. federal withholding tax (or lower applicable income tax treaty rate, provided the relevant certification requirements are met).

If a Non-U.S. Noteholder is engaged in a trade or business in the United States and interest (including OID) on the "new" Notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Noteholder), then such Non-U.S. Noteholder will be subject to U.S. federal income tax on that interest (including OID) on a net income basis in generally the same manner as if such Noteholder were a United States person as defined under the Code. In addition, a corporate Non-U.S. Noteholder may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest (including OID).

Sale, Exchange or Other Taxable Disposition of the "New" Notes

Gain recognised on the sale, exchange, redemption, retirement or other taxable disposition of a "new" Note will not generally be subject to U.S. federal income tax, unless (1) such gain is effectively connected with the Non-U.S. Noteholder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Noteholder), or (2) in the case of a Non-U.S. Noteholder that is a nonresident alien individual, such Noteholder is present in the United States for at least 183 days in the year of the disposition and certain other conditions are met. A corporate Non-U.S. Noteholder's gain that is effectively connected with the conduct of a trade or business within the United States may be subject to an additional "branch profits" tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty).

Information Reporting and Backup Withholding

Except with respect to exempt holders (as described below), the New Issuer will generally provide information statements to the IRS reporting the payment of interest on the New Notes. Information reporting may also apply to the exchange of "old" Notes for "new" Notes, the payment of the Consent Fee and the sale or other disposition of "new" Notes by a U.S. Noteholder. A U.S. Noteholder may be subject to backup withholding, unless the Noteholder provides a correct Taxpayer Identification Number (**TIN**) and certifies that the Noteholder is a U.S. person, the TIN is correct (or the holder is awaiting a TIN), and the Noteholder (1) is exempt from backup withholding, (2) has not been informed by the IRS that backup withholding is required due to underreporting of interest and dividends paid to the U.S. Noteholder or (3) has been informed by the IRS that backup withholding is no longer required.

Information reporting and, depending on the circumstances, backup withholding may apply to the exchange of "old" Notes for "new" Notes, the payment of the Consent Fee and the sale or other disposition (including a redemption) of "new" Notes by a Non-U.S. Noteholder made within the United States or conducted through certain United States-related financial intermediaries, unless the Non-U.S. Noteholder certifies to the payor under penalties of perjury that such Noteholder is a Non-U.S. Noteholder (and the payor does not have actual knowledge or reason to know that such Noteholder is a United States person as defined under the Code), or such Non-U.S. Noteholder otherwise establishes an exemption. A Non-U.S. Noteholder may be subject to backup withholding with respect to its receipt of interest on the "new" Notes, unless the Noteholder certifies as to its non-U.S. status (which may be done by providing a properly executed IRS Form W-8BEN or other applicable form).

Exempt Noteholders are not subject to these backup withholding requirements provided that they properly demonstrate their eligibility for exemption. Backup withholding is not an additional tax. Any amount paid as backup withholding would generally be allowed as a credit against the Noteholder's U.S. federal income tax liability and may entitle the Noteholder to a refund, provided the required information is timely furnished to the IRS.

9 FORM OF NOTICE OF MEETINGS

Set out below is the form of Notice to be communicated through the Clearing Systems by the Company in respect of the Meetings:

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in doubt as to the action you should take, you are recommended to seek your own financial advice, including in respect of any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 (if you are in the United Kingdom), or from another appropriately authorised independent financial adviser (if you are not).

Notice to U.S. Investors:

The Proposals described herein relate to the securities originally issued by a foreign company. The Proposals are subject to disclosure requirements of a foreign country that are different from those of the United States. Certain financial statements included in the Consent Solicitation Memorandum (as defined below) have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. securities laws, since the original issuer of the Notes is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Cadbury Schweppes Finance p.l.c. or Kraft Foods Inc. may purchase securities described herein in open market or privately negotiated purchases.

CADBURY SCHWEPPES FINANCE p.l.c.
(incorporated with limited liability in England and Wales)
(the **Company**)

NOTICE OF MEETINGS

to the holders of those of the Company's outstanding
£300,000,000 5.375 per cent. Notes due December 2014
(ISIN: XS0417033007; the **2014 Notes**)
and
£350,000,000 7.25 per cent. Notes due July 2018
(ISIN: XS0377058614; the **2018 Notes** and, together with the 2014 Notes, the **Notes**)

NOTICE IS HEREBY GIVEN that meetings (each a **Meeting** and, together, the **Meetings**) of the holders of the 2014 Notes and, separately, the holders of the 2018 Notes convened by the Company will be held at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, United Kingdom on 15 December 2010 at 10.00 a.m. (London time) in the case of the 2014 Notes, with the meeting in respect of the 2018 Notes being held 10 minutes thereafter or after the completion of the preceding meeting (whichever is later), for the purpose of considering and, if thought fit, passing the following Resolution which will be proposed at each Meeting as an Extraordinary Resolution in accordance with the provisions of the trust deed (the **Trust Deed**) dated 26 May 1999 made between the Company, Cadbury Holdings Limited and The Law Debenture Trust Corporation p.l.c. (the **Trustee**) as trustee for the holders of the Notes, as supplemented, modified and/or amended from time to time up to the date of issue of the Notes, including by the seventh supplemental trust deed dated 24 June 2008. Unless the context otherwise requires, capitalised terms used but not defined in this Notice shall have the meaning given in the Trust Deed, the terms and conditions of the relevant Notes (the **Conditions**) or the Consent Solicitation Memorandum (as defined below), as applicable.

EXTRAORDINARY RESOLUTION IN RESPECT OF THE 2014 NOTES

"THAT this Meeting of the holders of the £300,000,000 5.375 per cent. Notes due December 2014 (ISIN: XS0417033007) of Cadbury Schweppes Finance p.l.c. presently outstanding (the **Notes** and the **Company** respectively) constituted by the trust deed (the **Trust Deed**) dated 26 May 1999 made between the Company, Cadbury Holdings Limited and The Law Debenture Trust Corporation p.l.c. (the **Trustee**) as trustee for the holders of the Notes (the **Noteholders**), as supplemented, modified and/or amended from time to time up to the date of issue of the Notes, including by the seventh supplemental trust deed dated 24 June 2008, hereby:

1. assents to the modification of the terms and conditions of the Notes (as set out in Schedule 1 to the Trust Deed) by (a) the substitution, by way of novation, of Kraft Foods Inc. (the **New Issuer**) in place of each of the Company (as primary obligor) and Cadbury Schweppes Investments Limited (formerly known as Cadbury Schweppes Investments plc) (**CSI**) and Cadbury Holdings Limited (**Cadbury Holdings**) (each as a guarantor), (b) the conversion of the form of the Notes from being obligations in bearer form to registered form, and (c) the making of certain amendments consequential to the modifications referred to in (a) and (b), each to be effected by the deletion of such terms and conditions in their entirety and the replacement of them with the terms and conditions set out in Schedule 1 to the Ninth Supplemental Trust Deed (as defined in paragraph 3 below);

2. assents to (A) the execution by the New Issuer of an amended and restated final terms, in the form of the draft produced to this Meeting and signed for the purpose of identification by the chairman of the Meeting, to amend and restate the current Final Terms dated 9 March 2009 relating to the Notes, and (B) amendments being deemed to be made to the global bearer note by which the Notes are currently represented such that it becomes a global registered note substantially in the form of Part VII of the Second Schedule to the form of Modified and Restated Trust Deed set out in the Schedule to the Ninth Supplemental Trust Deed (as defined below), in each case with such amendments (if any) thereto as the Trustee shall require;

3. authorises, directs, requests and empowers the Trustee to concur in the amendments referred to in paragraph 1 of this Extraordinary Resolution and, in order to give effect thereto and to implement the same, forthwith to execute and deliver (A) a ninth supplemental trust deed (the **Ninth Supplemental Trust Deed**) and (B) a supplemental agency agreement (the **Supplemental Agency Agreement**), in each case in the form of the draft produced to this Meeting and for the purpose of identification signed by the chairman of the Meeting and with such amendments (if any) thereto as the Trustee shall require and to concur in, and to execute and deliver and do, all such other deeds, instruments, acts and things as may be necessary or appropriate to carry out and give effect to this Extraordinary Resolution and the implementation of the Proposal (as defined in paragraph 5 below);

4. assents to the release and discharge of each of the Company (as primary obligor) and CSI and Cadbury Holdings (each as a guarantor) from all of their respective obligations in respect of the Notes;

5. approves the proposal (the **Proposal**) to which this Extraordinary Resolution relates which is set out in the Consent Solicitation Memorandum dated 16 November 2010 issued by the Company in connection with the Meeting (the **Consent Solicitation Memorandum**), and its implementation *provided that* its implementation is effected on or before 28 January 2011;

6. sanctions every novation, abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Company, CSI and/or Cadbury Holdings, whether or not such rights arise under the Trust Deed, involved in or resulting from or to be effected by, the amendments referred to in paragraphs 1, 2 and 3 of this Extraordinary Resolution and their implementation;

7. acknowledges that the New Issuer may choose not to implement the Proposal notwithstanding the fact that this Extraordinary Resolution is passed; and

8. discharges and exonerates the Trustee from all liability for which it may have become or may become responsible under the Trust Deed or the Notes in respect of any act or omission in connection with the Proposal, its implementation or this Extraordinary Resolution."

EXTRAORDINARY RESOLUTION IN RESPECT OF THE 2018 NOTES

"THAT this Meeting of the holders of the £350,000,000 7.25 per cent. Notes due July 2018 (ISIN: XS0377058614) of Cadbury Schweppes Finance p.l.c. presently outstanding (the **Notes** and the **Company** respectively) constituted by the trust deed (the **Trust Deed**) dated 26 May 1999 made between the Company, Cadbury Holdings Limited and The Law Debenture Trust Corporation p.l.c. (the **Trustee**) as trustee for the holders of the Notes (the **Noteholders**), as supplemented, modified and/or amended from time to time up to the date of issue of the Notes, including by the seventh supplemental trust deed dated 24 June 2008, hereby:

1. assents to the modification of the terms and conditions of the Notes (as set out in Schedule 1 to the Trust Deed) by (a) the substitution, by way of novation, of Kraft Foods Inc. (the **New Issuer**) in place of each of the Company (as primary obligor) and Cadbury Schweppes Investments Limited (formerly known as Cadbury Schweppes Investments plc) (**CSI**) and Cadbury Holdings Limited (**Cadbury Holdings**) (each as a guarantor), (b) the conversion of the form of the Notes from being obligations in bearer form to registered form, and (c) the making of certain amendments consequential to the modifications referred to in (a) and (b), each to be effected by the deletion of such terms and conditions in their entirety and the replacement of them with the terms and conditions set out in Schedule 1 to the Ninth Supplemental Trust Deed (as defined in paragraph 3 below);

2. assents to (A) the execution by the New Issuer of an amended and restated final terms, in the form of the draft produced to this Meeting and signed for the purpose of identification by the chairman of the Meeting, to amend and restate the current Final Terms dated 16 July 2008 relating to the Notes, and (B) amendments being deemed to be made to the global bearer note by which the Notes are currently represented such that it becomes a global registered note substantially in the form of Part VII of the Second Schedule to the form of Modified and Restated Trust Deed set out in the Schedule to the Ninth Supplemental Trust Deed (as defined below), in each case with such amendments (if any) thereto as the Trustee shall require;

3. authorises, directs, requests and empowers the Trustee to concur in the amendments referred to in paragraph 1 of this Extraordinary Resolution and, in order to give effect thereto and to implement the same, forthwith to execute and deliver (A) a ninth supplemental trust deed (the **Ninth Supplemental Trust Deed**) and (B) a supplemental agency agreement (the **Supplemental Agency Agreement**), in each case in the form of the draft produced to this Meeting and for the purpose of identification signed by the chairman of the Meeting and with such amendments (if any) thereto as the Trustee shall require and to concur in, and to execute and deliver and do, all such other deeds, instruments, acts and things as may be necessary or appropriate to carry out and give effect to this Extraordinary Resolution and the implementation of the Proposal (as defined in paragraph 5 below);

4. assents to the release and discharge of each of the Company (as primary obligor) and CSI and Cadbury Holdings (each as a guarantor) from all of their respective obligations in respect of the Notes;

5. approves the proposal (the **Proposal**) to which this Extraordinary Resolution relates which is set out in the Consent Solicitation Memorandum dated 16 November 2010 issued by the Company in connection with the Meeting (the **Consent Solicitation Memorandum**), and its implementation *provided that* its implementation is effected on or before 28 January 2011;

6. sanctions every novation, abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Company, CSI and/or Cadbury Holdings, whether or not such rights arise under the Trust Deed, involved in or resulting from or to be effected by, the amendments referred to in paragraphs 1, 2 and 3 of this Extraordinary Resolution and their implementation;

7. acknowledges that the New Issuer may choose not to implement the Proposal notwithstanding the fact that this Extraordinary Resolution is passed; and

8. discharges and exonerates the Trustee from all liability for which it may have become or may become responsible under the Trust Deed or the Notes in respect of any act or omission in connection with the Proposal, its implementation or this Extraordinary Resolution."

THE PROPOSALS

The Consent Solicitation Memorandum dated 16 November 2010 issued by the Company in connection with the Meetings (the **Consent Solicitation Memorandum**), a copy of which (together with the documents incorporated by reference therein) is obtainable, upon request, free of charge from the specified office of the Tabulation Agent set out below, explains the background to and reasons for, gives full details of, and invites Noteholders to approve (at the relevant Meeting) the relevant Proposal (as defined in the Consent Solicitation Memorandum), all as more fully described in the Consent Solicitation Memorandum. In respect of each Series, the main effects of the Proposal will be (a) the modification of the Conditions of such Series by (i) the substitution of the New Issuer in place of each of the Company (as primary obligor) and CSI and Cadbury Holdings (each as a guarantor), (ii) the release and discharge of each of the Company, CSI and Cadbury Holdings from all of their respective obligations in respect of such Series, and (iii) the conversion of the form of each Series from being obligations in bearer form to registered form, and (b) the making of certain consequential amendments to the Conditions, the Trust Deed and the agency agreement in respect of the Notes.

Implementation of the Proposals will be conditional upon satisfaction or waiver of the Implementation Condition described below.

Implementation Condition: The New Issuer will execute and deliver the Supplemental Trust Deed in respect of the relevant Series only if the Extraordinary Resolutions are passed in respect of both Series. Accordingly, subject as follows, in the event that an Extraordinary Resolution is passed in respect of one Series only, the Supplemental Trust Deed will not be executed and delivered. Notwithstanding the foregoing, in the event that an Extraordinary Resolution is passed in respect of one Series only, the New Issuer may, in its sole and absolute discretion, waive the Implementation Condition such that it executes and delivers the Supplemental Trust Deed relating to the Series in respect of which the Extraordinary Resolution was passed.

The Proposals will, if implemented, be implemented no later than the Longstop Date.

CONSENT FEE

The Company will pay to each Noteholder from whom a valid Electronic Voting Instruction is received by the Tabulation Agent before the Consent Fee Deadline (and is not revoked before the Consent Fee Deadline or otherwise in the limited circumstances in which revocations is allowed), a Consent Fee, subject to (a) the passing of the Extraordinary Resolution relating to the relevant Series and (b) the execution and delivery of the Supplemental Trust Deed in respect of the relevant Series by the Company, the New Issuer and the Trustee, each as more fully described in the Consent Solicitation Memorandum. Execution and delivery of the Supplemental Trust Deed in respect of each Series will be conditional upon satisfaction or waiver of the Implementation Condition described above. The Consent Fee will be paid as consideration for the Noteholders' approval of the relevant Proposal. It is a term of each Proposal that Electronic Voting Instructions received prior to the Consent Fee Deadline may be revoked at any time before the Consent Fee Deadline, but thereafter Electronic Voting Instructions received prior to the Consent Fee Deadline shall be irrevocable, including for any adjourned Meeting, except in the limited circumstances described in the Consent Solicitation Memorandum. For the avoidance of doubt, Noteholders that are not eligible to receive the Consent Fee may revoke Electronic Voting Instructions at any time before the Final Voting Deadline for the relevant Meeting.

GENERAL

The attention of Noteholders is particularly drawn to the quorum required for the Meeting and for an adjourned Meeting which is set out under "Quorum and Adjournment" below.

Copies of (a) the Trust Deed (including the Conditions), (b) the Final Terms dated 9 March 2009 relating to the 2014 Notes and the Final Terms dated 16 July 2008 relating to the 2018 Notes, (c) the draft Ninth Supplemental Trust Deed (as described in paragraph 3 of each Extraordinary Resolution set out above) which sets out, inter alia, the full text of the Conditions as they would apply once the relevant Proposal has been effected, (d) the draft Supplemental Agency Agreement (as described in paragraph 3 of each Extraordinary Resolution set out above), (e) the draft Amended and Restated Final Terms (as described in paragraph 2 of the relevant Extraordinary Resolution set out above) and (f) the Consent Solicitation Memorandum (including the documents incorporated by reference therein) are available from the date of this Notice to the conclusion of the relevant Meeting (or any relevant adjourned Meeting) (i) on request from the Tabulation Agent and (ii) for collection or inspection during normal business hours at the specified office of the Principal Paying Agent, the details for each of which are set out below. Such documents will also be available for inspection at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E15 5JJ, United Kingdom from the time 15 minutes before and during the relevant Meeting.

If any such version or draft is amended after the date of this Notice and before the date of the relevant Meeting, the amended version or draft of such document will be made available as set out above (in each case marked to indicate changes made to the version or draft made available at the date of this Notice).

The Proposals to Noteholders set out above and in the Consent Solicitation Memorandum have been considered by a Special Committee of the Association of British Insurers (the **ABI**) at the request of the Company and the New Issuer. The members of the Special Committee have informed the Company and the New Issuer that they find the Proposals acceptable, that they intend to vote their holdings in favour of the Extraordinary Resolutions and that they will be inviting other ABI members who are Noteholders to consider a similar course of action. The Special Committee holds an aggregate amount of approximately 34 per cent. of the nominal outstanding amount of the 2018 Notes and a small nominal amount of the outstanding 2014 Notes. The Special Committee has advised the Company and the New Issuer that this recommendation relates only to the Proposals set out above and in the Consent Solicitation Memorandum, and not to any future offer(s) or proposal(s) which the Company and/or the New Issuer may make. Each Noteholder should undertake its own detailed assessment of the Proposals.

In accordance with normal practice, the Trustee expresses no opinion as to the merits of the Proposals as presented to the Noteholders in the Consent Solicitation Memorandum and referred to above (which it was not involved in negotiating). It has, however, authorised it to be stated that, on the basis of the information set out in the Consent Solicitation Memorandum and the documents available for inspection as described above (all of which it recommends Noteholders to read carefully), and in this Notice, it has no objection to the Extraordinary Resolutions referred to above being submitted to the Noteholders for their consideration. The Trustee has, however, not been involved in formulating the Proposals and makes no representation that all relevant information has been disclosed to Noteholders in the Consent Solicitation Memorandum, such other documents and this Notice. Accordingly, the Trustee urges Noteholders who are in any doubt as to the impact of the implementation of the Proposals to seek their own independent financial advice, including in respect of any tax consequences.

VOTING AND QUORUM

The relevant provisions governing the convening and holding of the Meetings are set out in Schedule 3 to the Trust Deed, a copy of which is available for inspection as referred to above.

Beneficial owners of Notes who take the action described below and in the Consent Solicitation Memorandum need take no further action in relation to voting at the relevant Meeting (and any adjourned such Meeting) in respect of the relevant Extraordinary Resolution.

IMPORTANT: *The Notes of each Series are currently represented by a Global Note, which is held by a common safekeeper (in the case of the 2014 Notes) or a common depositary (in the case of the 2018 Notes), in each case for Euroclear Bank, S.A./N.V.* ***(Euroclear)*** *and Clearstream Banking, société anonyme* ***(Clearstream, Luxembourg*** *and, together with Euroclear, the* ***Clearing Systems*** *and each a* ***Clearing System****). Only persons shown in the records of a Clearing System as a holder of the Notes* ***(Direct Participants*** *and each a* ***Direct Participant****) may deliver Electronic Voting Instructions or be issued with a voting certificate or otherwise give voting instructions in accordance with the procedures described below. Each person (a* ***beneficial owner****) who is the beneficial owner of Notes held, directly or indirectly, in an account in the name of a Direct Participant acting on such beneficial owner's behalf will not be a Noteholder for the purposes of this notice. Accordingly, if they have not already done so, beneficial owners should arrange for the Direct Participant through which they hold their Notes to make arrangements on their behalf for the delivery of an Electronic Voting Instruction to the relevant Clearing System or the issue of a voting certificate or to otherwise give voting instructions.*

1. A Noteholder wishing to attend and vote at a Meeting and any adjourned such Meeting in person must produce at the Meeting a valid voting certificate or certificates issued by a Paying Agent in respect of the relevant Notes.

2. A Noteholder not wishing to attend and vote at a Meeting and any adjourned such Meeting in person may either deliver his valid voting certificate(s) to the person whom he wishes to attend on his behalf or give a voting instruction (by giving voting and blocking instructions to Euroclear and/or Clearstream, Luxembourg (an **Electronic Voting Instruction**, as more fully described in the Consent Solicitation Memorandum)) instructing the Principal Paying Agent to appoint a proxy to attend and vote at such Meeting in accordance with his instructions.

3. A Noteholder must request the relevant Clearing System to block the Notes in his own account and to hold the same to the order or under the control of a Paying Agent not later than 48 hours (including all or part of two days upon which banks are open for business both in London and in Luxembourg (disregarding for this purpose the day upon which the relevant Meeting is to be held)) **(48 hours)** before the time appointed for holding the relevant Meeting in order to give Electronic Voting Instructions or obtain voting certificates in respect of the relevant Meeting. Notes so blocked will not be released until the earlier of:

   (a) the conclusion of the relevant Meeting (or, if applicable, any adjournment of such Meeting); and

   (b) (i) in respect of a voting certificate(s), the surrender to a Paying Agent of such voting certificate(s) and notification by the relevant Paying Agent to the relevant clearing system of such surrender or the compliance in such other manner with the rules of the relevant clearing system; or

   (ii) in respect of Electronic Voting Instructions, not less than 48 hours before the time for which the relevant Meeting (or, if applicable, any adjourned such Meeting) is convened, the notification in writing of any revocation of a Noteholder's previous instructions to the relevant Paying Agent and the same then being notified in writing by such Paying Agent to the Company at least 24 hours before the time appointed for holding the relevant Meeting and such Notes ceasing in accordance with the procedures of the relevant clearing system and with the agreement of such Paying Agent to be held to its order or under its control.

   For the avoidance of doubt, no Electronic Voting Instructions may be revoked or amended during the period starting 48 hours before the time appointed for the relevant Meeting or any adjourned such Meeting, as the case may be, and ending at the close of such Meeting (or adjourned Meeting).

Quorum and Adjournment

The quorum required at each Meeting is one or more persons present holding voting certificates or being proxies and holding or representing in the aggregate not less than two-thirds of the nominal amount of the Notes of the relevant Series for the time being outstanding.

If within 15 minutes (or such longer period not exceeding 30 minutes as the chairman of the meeting may decide) after the time appointed for the relevant Meeting a quorum is not present, such Meeting shall stand adjourned for such period, being not less than 13 clear days nor more than 42 clear days, as may be appointed by the chairman of the meeting and approved by the Trustee. At least 10 clear days' notice of any such adjourned Meeting must be given in the same manner as for the original Meeting and such notice shall state the quorum required at such adjourned Meeting. Any such notice will be given in the manner required by the Conditions. The quorum at any such adjourned Meeting shall be one or more persons present holding voting certificates or being proxies and holding or representing in the aggregate not less than one-third of the nominal amount of the Notes of the relevant Series for the time being outstanding.

Voting certificates issued and Electronic Voting Instructions given in respect of the relevant Meeting (unless revoked not less than 48 hours before the time appointed for any adjourned such Meeting) shall remain valid for such adjourned Meeting.

Voting

Every question submitted to a Meeting shall be decided in the first instance by a show of hands and in case of an equality of votes the chairman of the relevant Meeting shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a holder of a voting certificate or as a proxy.

At each Meeting unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the relevant Meeting, the Company, Cadbury Schweppes Investments Limited, Cadbury Holdings Limited, the Trustee or any person present holding a voting certificate or being a proxy (whatever the nominal amount of the Notes of the relevant Series held or represented by them), a declaration by the chairman of the relevant Meeting that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

At each Meeting (a) on a show of hands, every person who is present in person and produces a voting certificate or is a proxy shall have one vote and (b) on a poll, every person who is so present shall have one vote in respect of each £1.00 in nominal amount of the Notes so represented by the voting certificate so produced or in respect of which he is a proxy.

Extraordinary Resolution

To be passed, each Extraordinary Resolution requires a majority in favour consisting of not less than three-fourths of the persons voting on the resolution upon a show of hands or if a poll.is duly demanded then by a majority constituting of not less than three-fourths of the votes given on the poll. If passed, an Extraordinary Resolution will be binding upon all the Noteholders, whether present or not at the relevant Meeting and whether or not voting.

Clearing Systems

Holders of Notes held by Euroclear or Clearstream, Luxembourg should contact the relevant corporate action departments within the relevant Clearing Systems for further information in respect of their respective procedures for voting.

SPECIFIED OFFICES OF THE COMPANY, NEW ISSUER, TABULATION AGENT, PAYING AGENTS AND SOLICITATION AGENTS

Company
Cadbury Schweppes Finance p.l.c.
Cadbury House
Sanderson Road
Uxbridge
Middlesex UB8 1DH
United Kingdom

New Issuer
Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093
United States of America

Solicitation Agents

Barclays Bank PLC
5 The North Colonnade
London E14 4BB
United Kingdom

Telephone: +44 20 7773 8575
Attention: Liability Management Group
Email: eu.lm@barcap.com

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
United Kingdom

Telephone: +44 20 7085 9178
Attention: Liability Management
Email: liabilitymanagement@rbs.com

Tabulation Agent
Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom
Telephone: +44 207 704 0880
Attention: Lee Pellicci/Thomas Choquet
Email: cadbury@lucid-is.com

Trustee
The Law Debenture Trust Corporation p.l.c.

Fifth Floor
100 Wood Street
London EC2V 7EX
United Kingdom

Principal Paying Agent
The Bank of New York Mellon

40th Floor
One Canada Square
London E14 5AL
United Kingdom

Paying Agent
The Bank of New York Mellon
(Luxembourg) S.A.
Vertigo Building - Polaris
2-4 rue Eugene Ruppert
L-2453 Luxembourg

This notice is given by:

Cadbury Schweppes Finance p.l.c.

16 November 2010

REGISTERED OFFICE OF THE COMPANY

Cadbury Schweppes Finance p.l.c.
Cadbury House
Sanderson Road
Uxbridge
Middlesex UB8 1DH
United Kingdom

REGISTERED OFFICE OF THE NEW ISSUER

Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093
United States of America

SOLICITATION AGENTS

Barclays Bank PLC
5 The North Colonnade
London E14 4BB
United Kingdom

Telephone: +44 20 7773 8575
Attention: Liability Management Group
Email: eu.lm@barcap.com

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
United Kingdom

Telephone: +44 20 7085 9178
Attention: Liability Management
Email: liabilitymanagement@rbs.com

TABULATION AGENT

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Telephone: +44 20 7704 0880
Attention: Lee Pellicci/Thomas Choquet
Email: cadbury@lucid-is.com

PRINCIPAL PAYING AGENT

The Bank of New York Mellon
40th Floor
One Canada Square
London E14 5AL
United Kingdom

PAYING AGENT

The Bank of New York Mellon (Luxembourg) S.A.
Vertigo Building - Polaris
2-4 rue Eugene Ruppert
L-2453 Luxembourg

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX
United Kingdom

Regulatory Announcement


RECEIVED
NOV 17 2010
OFFICE OF THE SECRETARY

Company Cadbury Schweppes Finance p.l.c.
Headline Consent Solicitation

16 November 2010

CADBURY SCHWEPPES FINANCE P.L.C. ANNOUNCES A CONSENT SOLICITATION IN RELATION TO ITS OUTSTANDING £300,000,000 5.375 PER CENT. NOTES DUE DECEMBER 2014 AND ITS £350,000,000 7.25 PER CENT. NOTES DUE JULY 2018

Cadbury Schweppes Finance p.l.c. (the **Company**) today announced its invitation to holders (the **Noteholders**) of its £300,000,000 5.375 per cent. Notes due December 2014 (ISIN: XS0417033007; the **2014 Notes**) and its £350,000,000 7.25 per cent. Notes due July 2018 (ISIN: XS0377058614; the **2018 Notes** and, together with the 2014 Notes, the **Notes**, and each a **Series**) to approve, by separate Extraordinary Resolutions, proposals (each a **Proposal** and together the **Proposals**) to (a) modify the terms and conditions of each Series by (i) the substitution of Kraft Foods Inc. (the **New Issuer** or **Kraft Foods**) in place of each of the Company (as primary obligor) and Cadbury Schweppes Investments Limited (**CSI**) and Cadbury Holdings Limited (**Cadbury Holdings**) (each as a guarantor), (ii) the release and discharge of each of the Company, CSI and Cadbury Holdings from all of their respective obligations in respect of the Notes, and (iii) the conversion of the form of each Series from being obligations in bearer form to registered form, and (b) make certain consequential amendments to the terms and conditions of each Series, the trust deed by which each Series is constituted and the agency agreement relating to each Series, all as more fully described in, and on the terms and subject to the conditions contained in, the consent solicitation memorandum dated 16 November 2010 (the **Consent Solicitation Memorandum**). Capitalised terms used but not otherwise defined in this announcement shall have the meaning given to them in the Consent Solicitation Memorandum.

Background to the Proposals

Kraft Foods acquired Cadbury plc (**Cadbury**) and its subsidiaries in February 2010. Following the completion of the acquisition, Kraft Foods is amongst other things, now looking to harmonise its bond portfolio and to standardise its approach to the holders of its debt. Debt financing incurred by the Kraft Foods group (the **Group**) is generally incurred at the Kraft Foods level, which is the parent company for the Group. Kraft Foods has existing bonds listed in Europe on both the Irish and Luxembourg Stock Exchanges. Kraft Foods is the rated entity within the Group and ratings will not in the future be sought for Cadbury, or any entity in the former Cadbury group, including the existing issuer and guarantors of the Notes.

Kraft Foods has previously (pursuant to a separate Consent Solicitation/Offering Memorandum dated 20 September 2010) solicited the consents of holders of the 5.125 per cent. Guaranteed Senior Notes due 2013 issued by Cadbury Schweppes US Finance LLC (the **US Notes**) to various amendments to the terms of the US Notes. The consent solicitation for the US Notes was completed in October 2010. As a result, Kraft Foods amended the indenture relating to the US Notes to substantially correspond to the Kraft Foods indenture relating to existing notes issued by Kraft Foods in the United States of America. In addition, Kraft Foods agreed to guarantee the US Notes.

Meetings of Noteholders

The Meetings of Noteholders of each Series, at which the Extraordinary Resolutions to approve the Proposals will be considered and, if thought fit, passed, will each be held at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, United Kingdom on 15 December

2010, at 10.00 a.m. (London time), in the case of the 2014 Notes, and 10 minutes thereafter or after the completion of the preceding meeting (whichever is later), in the case of the 2018 Notes.

If an Extraordinary Resolution is passed at the relevant Meeting and the relevant Proposal is implemented by the Company and the New Issuer, the proposed modifications relating to the relevant Series will be binding on all Noteholders of the relevant Series, including those Noteholders of such Series who do not vote in respect of, or vote against, the relevant Proposal.

Consent Fee

In relation to each Series, the Company will pay to each Noteholder from whom a valid Electronic Voting Instruction (as described in the Consent Solicitation Memorandum) is received by the Tabulation Agent before 5.00 p.m. (London time) on 26 November 2010 (the **Consent Fee Deadline**) (and is not revoked before the Consent Fee Deadline or in the other limited circumstances in which revocation is allowed) an amount of £3.50 for each £1,000 in nominal amount of the Notes (the **Consent Fee**) the subject of such Electronic Voting Instruction, subject to (a) the passing of the Extraordinary Resolution relating to the relevant Series and (b) the execution and delivery of the supplemental trust deed in respect of the relevant Series by the Company, the New Issuer and The Law Debenture Trust Corporation p.l.c. as trustee for the Noteholders. Execution and delivery of the Supplemental Trust Deed will be conditional upon the Extraordinary Resolutions being passed in respect of both Series (subject to the right of the New Issuer, in its sole and absolute discretion, to waive such condition), as described in the Consent Solicitation Memorandum. Where payable, the Company will pay the Consent Fee for any such received (and not revoked) Electronic Voting Instructions, to the person who is the Noteholder on the relevant Approval Date, by no later than the fifth Business Day following the execution and delivery of the Supplemental Trust Deed. It is a term of each Proposal that Electronic Voting Instructions received prior to the Consent Fee Deadline may be revoked at any time before the Consent Fee Deadline, but thereafter Electronic Voting Instructions received prior to the Consent Fee Deadline shall be irrevocable, including for any adjourned Meeting, except in the limited circumstances described in the Consent Solicitation Memorandum. Only Noteholders who deliver, or arrange to have delivered on their behalf, valid Electronic Voting Instructions in respect of the relevant Proposal before the Consent Fee Deadline in accordance with the terms of the Consent Solicitation Memorandum (which instructions are not revoked before the Consent Fee Deadline or in the other limited circumstances in which revocation is allowed) will be eligible to receive the Consent Fee.

Association of British Insurers

The Proposals have been considered by a Special Committee of the Association of British Insurers (the **ABI**) at the request of the Company and the New Issuer. The members of the Special Committee have informed the Company and the New Issuer that they find the Proposals acceptable, that they intend to vote their holdings in favour of the Extraordinary Resolutions and that they will be inviting other ABI members who are Noteholders to consider a similar course of action. The Special Committee holds an aggregate amount of approximately 34 per cent. of the nominal outstanding amount of the 2018 Notes and a small nominal amount of the outstanding 2014 Notes. The Special Committee has advised the Company and the New Issuer that this recommendation relates only to the Proposals, and not to any future offer(s) or proposal(s) which the Company and/or the New Issuer may make. Each Noteholder should undertake its own detailed assessment of the Proposals.

Expected timetable

Event	**2010**
Announcement of Proposals, and delivery of Notice of Meetings to the Clearing Systems	16 November
Latest time and date for receipt by the Tabulation Agent through the Clearing Systems of valid Electronic Voting Instructions for the relevant Noteholders to be eligible to receive the Consent Fee	5.00 p.m. (London time) on 26 November
Latest time and date for obtaining a voting certificate from the Principal Paying Agent to attend and vote at the relevant Meeting in person or for voting instructions to otherwise be given or for the revocation (other than for Noteholders eligible to receive the Consent Fee, as such Noteholders' Electronic Voting Instructions are, after the Consent Fee Deadline, irrevocable (except in the limited circumstances set out in this Consent Solicitation Memorandum)) of Electronic Voting Instructions	10.00 a.m. (London time) on 13 December
Date and time of the Meetings	15 December, at 10.00 a.m. (London time) in respect of the 2014 Notes, with the meeting in respect of the 2018 Notes being held 10 minutes thereafter, or after the completion of the preceding meeting (whichever is later)
Announcement of the results of the Meetings	As soon as reasonably practicable after the Meetings
Payment of Consent Fee if an Extraordinary Resolution is passed and the Supplemental Trust Deed is entered into in respect of the relevant Series by the Company, the New Issuer and the Trustee	No later than the fifth Business Day following the execution and delivery of the Supplemental Trust Deed in respect of the relevant Series by the Company, the New Issuer and the Trustee

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would require to receive instructions in order for such Noteholder to participate in, or (in the circumstances in which revocation is allowed) revoke their instruction to participate in, a Proposal before the deadlines specified above. The deadlines set by any intermediary and each clearing system for the submission and withdrawal of Electronic Voting Instructions will be earlier than the relevant deadlines above.

Noteholders are advised to refer to the Consent Solicitation Memorandum and Notice of Meetings for meanings of defined terms in this announcement, the full terms of the Proposals and the procedures related thereto.

SOLICITATION AGENTS

Barclays Bank PLC
5 The North Colonnade
London E14 4BB
United Kingdom

Telephone: +44 20 7773 8575
Attention: Liability Management Group
Email: eu.lm@barcap.com

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
United Kingdom

Telephone: +44 20 7085 9178
Attention: Liability Management
Email: liabilitymanagement@rbs.com

TABULATION AGENT

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Telephone: +44 20 7704 0880
Attention: Lee Pellicci/Thomas Choquet
Email: cadbury@lucid-is.com

DISCLAIMER: This announcement must be read in conjunction with the Consent Solicitation Memorandum. The Consent Solicitation Memorandum contains important information which should be read carefully before any decision is made with respect to a Proposal. If any Noteholder is in doubt as to the action it should take, it is recommended to seek its own financial advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to vote in respect of a Proposal. None of the Company, the New Issuer, the Solicitation Agents, the Tabulation Agent, the Trustee or any of the Paying Agents for the Notes makes any recommendation as to whether or not or how holders of Notes should vote in respect of the Proposals.

The distribution of this announcement and the Consent Solicitation Memorandum in certain jurisdictions may be restricted by law and persons into whose possession this announcement and the Consent Solicitation Memorandum comes are requested to inform themselves about, and to observe, any such restrictions.

Notice to U.S. Investors:

The Proposals and the securities described herein have not been registered under the Securities Act of 1933 (the Securities Act), or any state securities laws, and the securities described herein may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws. This notice does not constitute an offer to sell securities nor is it a solicitation of an offer to purchase any securities.

The Proposals described herein and in the Consent Solicitation Memorandum relate to the securities originally issued by a foreign company. The Proposals are subject to disclosure requirements of a foreign country that are different from those of the United States. Certain financial statements included in the Consent Solicitation Memorandum have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. securities laws, since the Company (being the original issuer of the Notes) is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Company or the New Issuer may purchase securities described herein and in the Consent Solicitation Memorandum in open market or privately negotiated purchases.